SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Name of Issuer and Filing Person (Offeror))

3.50% Senior Convertible Notes due 2013
(Title of Class of Securities)

153443AD8
(CUSIP Number of Class of Securities)

DANIEL PENN, ESQ.
c/o CME Media Services Limited
85 Tottenham Court Road
London W1T 4TQ
United Kingdom
+44-20-7268 3453
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

JEFFREY A. POTASH, ESQ.
ERIC W. BLANCHARD, ESQ.
CHRISTOPHER P. PETERSON, ESQ.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000
(212) 259-6333 (Facsimile)

Calculation of Filing Fee

Transaction Valuation $130,582,681(1)	Amount of Filing Fee $14,965(2)

(1)
The transaction value is estimated only for the purposes of calculating the filing fee.  This amount is based on the purchase of $129,700,000 in aggregate principal amount of outstanding 3.50% Senior Convertible Notes due 2013, as described herein, at a tender offer price of $1,000 per $1,000 principal amount outstanding, plus accrued and unpaid interest, if any, up to, but not including, the date of purchase.

(2)	The amount of the filing fee was calculated at a rate of $114.60 per $1,000,000 of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A

	Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.	☐

This Tender Offer Statement on Schedule TO relates to the offer by Central European Media Enterprises Ltd., a Bermuda company limited by shares (“Purchaser,” “we,” “our” or “us”), to purchase up to $129,700,000 in aggregate principal amount of Purchaser’s outstanding 3.50% Senior Convertible Notes due 2013 (the “Notes”) for cash, at a purchase price equal to $1,000 per $1,000 principal amount of Notes purchased upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation dated April 30, 2012 (the “Offer to Purchase”) and in the related Consent and Letter of Transmittal (the “Consent and Letter of Transmittal”) (which, with respect to the Notes, as amended or supplemented from time to time, together constitute the “Offer”).  The Offer will expire at 12:00 Midnight, New York City time, on Friday, May 25, 2012, unless extended.  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All information set forth in the Offer to Purchase and the related Consent and Letter of Transmittal is incorporated by reference in response to Items 1 through 11 in this Schedule TO except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet

The information set forth under the caption “Summary” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)           Name and Address. The name of the issuer of the Notes is Central European Media Enterprises Ltd.  The registered address of Purchaser is Mintflower Place, Par-La-Ville Road, 4th Floor, Hamilton HM08, Bermuda.  Its telephone number is +1 (441) 295-7149.  Documents incorporated herein by reference can be obtained: (i) by contacting Purchaser care of CME Media Services Limited, Křiženeckého náměstí 1078/5, 152 00 Prague 5 - Barrandov, Czech Republic, telephone +420-242-465-573; Attention:  Legal Department; and (ii) electronically through the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system of the Securities and Exchange Commission (the “Commission”), which can be accessed by means of the Commission’s home page on the Internet at http://www.sec.gov.

(b)           Securities.   The subject class of securities is Purchaser’s outstanding 3.50% Senior Convertible Notes due 2013.  As of the date hereof, there is approximately $179,200,000 in aggregate principal amount of Notes outstanding, including $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser.

(c)           Trading Market and Price.  The information set forth under the caption “The Tender Offer and Consent Solicitation — Market and Trading Information” in the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a)           Name and Address.  Purchaser is the filing person.  The business address and business telephone number of Purchaser are set forth under Item 2(a) above.  The information set forth under the caption “The Tender Offer and Consent Solicitation — Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” in the Offer to Purchase is incorporated herein by reference.

2

ITEM 4.	Terms of the Transaction.

(a)	Material Terms.

(1)      Tender Offer.

(i)
The information set forth in the Offer to Purchase in the sections entitled “Summary” and “The Tender Offer and Consent Solicitation — Terms of the Tender Offer and Consent Solicitation” is incorporated herein by reference.

(ii)
The information set forth in the Offer to Purchase in the sections entitled “Summary,” “The Tender Offer and Consent Solicitation — Terms of the Tender Offer and Consent Solicitation — Offer and Purchase Price” and “The Tender Offer and Consent Solicitation — Sources and Amount of Funds” is incorporated herein by reference.

(iii)
The information in the Offer to Purchase in the sections entitled “Summary,” “The Tender Offer and Consent Solicitation — Terms of the Tender Offer and Consent Solicitation — Offer and Purchase Price,” and “The Tender Offer and Consent Solicitation — Terms of the Tender Offer and Consent Solicitation — Expiration of the Offer” and “The Tender Offer and Consent Solicitation — Terms of the Tender Offer and Consent Solicitation — Amendment; Extension; Waiver; Termination” is incorporated herein by reference.

(iv)	Not applicable.

(v)
The information in the Offer to Purchase in the sections entitled “Summary,” “The Tender Offer and Consent Solicitation — Terms of the Tender Offer and Consent Solicitation — Expiration of the Offer” and “The Tender Offer and Consent Solicitation — Terms of the Tender Offer and Consent Solicitation — Amendment; Extension; Waiver; Termination” is incorporated herein by reference.

(vi)
The information set forth in the Offer to Purchase in the sections entitled “Summary” and “The Tender Offer and Consent Solicitation — Withdrawal of Tenders and Revocation of Consents” is incorporated herein by reference.

(vii)
The information set forth in the Offer to Purchase in the sections entitled “Summary,” “The Tender Offer and Consent Solicitation — Procedures for Tendering Notes and Delivering Consents” and “The Tender Offer and Consent Solicitation — Withdrawal of Tenders and Revocation of Consents” is incorporated herein by reference.

(viii)
The information set forth in the Offer to Purchase in the sections entitled “Summary” and “The Tender Offer and Consent Solicitation – Acceptance of Notes for Payment; Accrual of Interest” is incorporated herein by reference.

(ix)	Not applicable.

3

(x)
The information set forth in the Offer to Purchase in the sections entitled “Summary” and “The Tender Offer and Consent Solicitation — Certain Significant Considerations” is incorporated herein by reference.

(xi)	Not applicable.

(xii)	The information set forth in the Offer to Purchase in the sections entitled “Summary” and “Certain Bermuda and U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(2) Mergers and Similar Transactions.  (i) — (vii) Not applicable.

(b)
Purchases.  To the best knowledge of Purchaser, it will not purchase any Notes from any of its executive officers, directors or affiliates.  The $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser, will not be tendered in the Offer and will be cancelled within three business days following the closing of the Offer.  The information set forth under the caption “The Tender Offer and Consent Solicitation — Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e)           Agreements Involving the Issuer’s Securities.  The information set forth in the documents referred to under the caption “Incorporation of Documents by Reference” in the Offer to Purchase is incorporated herein by reference.  The information set forth in the Offer to Purchase in the sections entitled “Summary” and “The Tender Offer and Consent Solicitation — Source and Amount of Funds” is incorporated herein by reference.  Purchaser has entered into the following agreements in connection with the Notes:

•
Indenture among Purchaser, as issuer, Central European Media Enterprises N.V. and CME Media Enterprises B.V., as subsidiary guarantors, and The Bank of New York, as trustee, dated March 10, 2008 (incorporated by reference to Exhibit 4.2 to Purchaser’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008).

•
Irrevocable Voting Deed and Corporate Representative Appointment among Purchaser, RSL Savannah LLC (“RSL Savannah”) and Time Warner Media Holdings B.V. (“TW Investor”), dated May 18, 2009 (the “Voting Agreement”) (incorporated by reference to Exhibit 10.72 to Purchaser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

•
Investor Rights Agreement among Purchaser, Ronald S. Lauder (“Lauder”), RSL Savannah, RSL Investment LLC, RSL Investments Corporation (“RSL LP”) and TW Investor, dated May 18, 2009 (the “Investor Rights Agreement”) (incorporated by reference to Exhibit 10.71 to Purchaser's Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

•
Term Loan Facilities Credit Agreement among Purchaser, as borrower, the lenders party thereto and Time Warner Inc., as administrative agent, dated April 30, 2012 (incorporated by reference to Exhibit 10.1 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012) (the “TW Credit Facility”).

4

•
Subscription and Equity Commitment Agreement by and between Purchaser and TW Investor, dated April 30, 2012 (incorporated by reference to Exhibit 10.2 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

•
Letter Agreement, by and among TW Investor, Purchaser, RSL Savannah LLC, RSL Capital LLC (“RSL Investor”), RSL LP and Lauder, dated April 30, 2012 (incorporated by reference to Exhibit 10.3 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

•
The Subscription Agreement among Purchaser, Lauder and RSL Investor, dated April 30, 2012 (incorporated by reference to Exhibit 10.4 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

•
First Amendment to Investor Rights Agreement among Purchaser, Lauder, RSL Savannah, RSL LP, RSL Investor and TW Investor, dated April 30, 2012 (incorporated by reference to Exhibit 10.5 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

•
Registration Rights Agreement among Purchaser, Lauder and RSL Capital, dated April 30, 2012 (incorporated by reference to Exhibit 4.1 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a)
Purposes. The information set forth under the caption “The Tender Offer and Consent Solicitation – Purpose of the Tender Offer and Consent Solicitation” in the Offer to Purchase is incorporated herein by reference.

(b)
Use of Securities Acquired.  Any Notes accepted for purchase by Purchaser pursuant to the Offer will be cancelled.  In addition, any Notes held by CME Media Enterprises B.V. that are not tendered are expected to be cancelled following the Offer.

(c)	Plans. The information set forth under the captions “Summary” and “The Tender Offer and Consent Solicitation — Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a)           Source of Funds.  The information set forth under the captions “Summary” and “The Tender Offer and Consent Solicitation — Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

(b)           Conditions.  The information set forth under the captions “Summary” and “The Tender Offer and Consent Solicitation — Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

(d)           Borrowed Funds.  The information set forth under the captions “Summary” and “The Tender Offer and Consent Solicitation — Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

5

ITEM 8.	Interest in Securities of the Issuer.

(a)
Securities Ownership.  Except as set forth below, to the knowledge of Purchaser, neither Purchaser, nor any of Purchaser's executive officers, directors or affiliates, has any beneficial interest in the Notes. In September 2011, Purchaser’s wholly-owned subsidiary, CME Media Enterprises B.V., purchased $49,500,000 in aggregate principal amount of Notes for cash payments totaling $47,400,000, including accrued interest. Such Notes have not been cancelled but they will not be tendered in the Offer and will be cancelled within three business days following the closing of the Offer.  The information set forth under the caption “The Tender Offer and Consent Solicitation — Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” in the Offer to Purchase is incorporated herein by reference.

(b)
Securities Transactions.  To the knowledge of Purchaser, during the 60 days preceding the date of this Schedule TO, none of Purchaser's executive officers, directors or affiliates has engaged in any transactions in the Notes.  To the knowledge of Purchaser, during the 60 days preceding the date of this Schedule TO, none of Purchaser's executive officers, directors or affiliates has engaged in any transactions in Purchaser’s Class A common stock, par value $0.08 par value per share.

ITEM 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations. The information set forth under the captions “Summary,” “The Tender Offer and Consent Solicitation — The Dealer Manager, Depositary and Information Agent,” “The Tender Offer and Consent Solicitation – Solicitation” and “The Tender Offer and Consent Solicitation – Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

ITEM 10.	Financial Statements.

Purchaser does not believe it is required to include financial information due to the fact that this information is not material to holders of Notes because, among other reasons, the consideration offered consists solely of cash and Purchaser is a public reporting company that files reports electronically through the Commission’s EDGAR system.

ITEM 11.	Additional Information.

The documents and information referred to under the caption “Incorporation of Documents by Reference” in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase and Consent Solicitation, dated April 30, 2012.

(a)(1)(ii)	Form of Consent and Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(5)	Press Release, dated April 30, 2012.

(b)(1)
Term Loan Facilities Credit Agreement among Purchaser, as borrower, the lenders party thereto and Time Warner Inc., as administrative agent, dated April 30, 2012 (incorporated by reference to Exhibit 10.1 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

6

(d)(1)
Indenture among Purchaser, as issuer, Central European Media Enterprises N.V. and CME Media Enterprises B.V., as subsidiary guarantors, and The Bank of New York, as trustee, dated March 10, 2008 (incorporated by reference to Exhibit 4.2 to Purchaser’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008).

(d)(2)
Irrevocable Voting Deed and Corporate Representative Appointment among Purchaser, RSL Savannah LLC (“RSL Savannah”) and Time Warner Media Holdings B.V. (“TW Investor”), dated May 18, 2009 (the “Voting Agreement”) (incorporated by reference to Exhibit 10.72 to Purchaser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

(d)(3)
Investor Rights Agreement among Purchaser, Ronald S. Lauder (“Lauder”), RSL Savannah, RSL Investment LLC, RSL Investments Corporation (“RSL LP”) and TW Investor, dated May 18, 2009 (the “Investor Rights Agreement”) (incorporated by reference to Exhibit 10.71 to Purchaser's Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

(d)(4)
Term Loan Facilities Credit Agreement among Purchaser, as borrower, the lenders party thereto and Time Warner Inc., as administrative agent, dated April 30, 2012 (incorporated by reference to Exhibit 10.1 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(5)
Subscription Agreement by and between Purchaser and TW Investor, dated April 30, 2012 (incorporated by reference to Exhibit 10.2 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(6)
Letter Agreement, by and among TW Investor, Purchaser, RSL Savannah LLC, RSL Capital LLC (“RSL Investor”), RSL LP and Lauder, dated April 30, 2012 (incorporated by reference to Exhibit 10.3 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(7)
The Subscription Agreement among Purchaser, Lauder and RSL Investor, dated April 30, 2012 (incorporated by reference to Exhibit 10.4 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(8)
First Amendment to Investor Rights Agreement among Purchaser, Lauder, RSL Savannah, RSL LP, RSL Investor and TW Investor, dated April 30, 2012 (incorporated by reference to Exhibit 10.5 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(9)
Registration Rights Agreement among Purchaser, Lauder and RSL Investor, dated April 30, 2012 (incorporated by reference to Exhibit 4.1 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

ITEM 13.	Information Required by Schedule 13e-3.

Not applicable.

7

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Central European Media Enterprises Ltd.
By:	/s/ David Sach
Name: David Sach
Title: Chief Financial Officer

Dated:  April 30, 2012

8

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase and Consent Solicitation, dated April 30, 2012.

(a)(1)(ii)	Form of Consent and Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(5)	Press Release, dated April 30, 2012.

(b)(1)
Term Loan Facilities Credit Agreement among Purchaser, as borrower, the lenders party thereto and Time Warner Inc., as administrative agent, dated April 30, 2012 (incorporated by reference to Exhibit 10.1 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(1)
Indenture among Purchaser, as issuer, Central European Media Enterprises N.V. and CME Media Enterprises B.V., as subsidiary guarantors, and The Bank of New York, as trustee, dated March 10, 2008 (incorporated by reference to Exhibit 4.2 to Purchaser’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008).

(d)(2)
Irrevocable Voting Deed and Corporate Representative Appointment among Purchaser, RSL Savannah LLC (“RSL Savannah”) and Time Warner Media Holdings B.V. (“TW Investor”), dated May 18, 2009 (the “Voting Agreement”) (incorporated by reference to Exhibit 10.72 to Purchaser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

(d)(3)
Investor Rights Agreement among Purchaser, Ronald S. Lauder (“Lauder”), RSL Savannah, RSL Investment LLC (“RSL GP”), RSL Investments Corporation (“RSL LP”) and TW Investor, dated May 18, 2009 (the “Investor Rights Agreement”) (incorporated by reference to Exhibit 10.71 to Purchaser's Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

(d)(4)
Term Loan Facilities Credit Agreement among Purchaser, as borrower, the lenders party thereto and Time Warner Inc., as administrative agent, dated April 30, 2012 (incorporated by reference to Exhibit 10.1 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(5)
Subscription Agreement by and between Purchaser and TW Investor, dated April 30, 2012 (incorporated by reference to Exhibit 10.2 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(6)
Letter Agreement, by and among TW Investor, Purchaser, RSL Savannah LLC, RSL Capital LLC (“RSL Investor”), RSL LP and Lauder, dated April 30, 2012 (incorporated by reference to Exhibit 10.3 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(7)
The Subscription Agreement among Purchaser, Lauder and RSL Investor, dated April 30, 2012 (incorporated by reference to Exhibit 10.4 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

9

(d)(8)
First Amendment to Investor Rights Agreement among Purchaser, Lauder, RSL Savannah, RSL LP, RSL Investor and TW Investor, dated April 30, 2012 (incorporated by reference to Exhibit 10.5 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

(d)(9)
Registration Rights Agreement among Purchaser, Lauder and RSL Investor, dated April 30, 2012 (incorporated by reference to Exhibit 4.1 to Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012).

10

Exhibit (a)(1)(i)

Offer to Purchase for Cash
and
Consent Solicitation

by Central European Media Enterprises Ltd.

of

 Up to $129,700,000 in aggregate principal amount of its Outstanding
3.50% Senior Convertible Notes due 2013
(CUSIP No. 153443AD8)
At the purchase price of $1,000 per $1,000 principal amount of Notes

THE TENDER OFFER AND CONSENT SOLICITATION WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MAY 25, 2012, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED BY US (SUCH TIME AND DATE WITH RESPECT TO THE TENDER OFFER AND THE CONSENT SOLICITATION, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”). TENDERS MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE, BUT NOT THEREAFTER.

Central European Media Enterprises Ltd., a Bermuda company limited by shares (“Purchaser,” “we,” “our” or “us”), is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and Consent Solicitation (the “Offer to Purchase”) and in the accompanying Consent and Letter of Transmittal (the “Consent and Letter of Transmittal”), up to $129,700,000 in aggregate principal amount of Purchaser’s issued and outstanding 3.50% Senior Convertible Notes due 2013 (the “Notes”) at a purchase price equal to $1,000 per $1,000 principal amount of Notes purchased (the “Purchase Price”), that are validly tendered and not validly withdrawn prior to the Expiration Date (the “Tender Offer”).  If a Holder (as defined herein) validly tenders its Notes prior to the Expiration Date and Purchaser accepts such Notes for payment, upon the terms and subject to the conditions of the Offer, Purchaser will also pay to such Holder all accrued and unpaid interest on such Notes, if any, up to, but not including, the Payment Date (as defined herein) (“Accrued Interest”).

Concurrently with this Tender Offer, Purchaser is soliciting, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Consent and Letter of Transmittal, consents from the registered holders of Notes (the “Consent Solicitation”) to adopt the proposed amendments to the indenture governing the Notes to eliminate specified covenants, to make certain amendments to a specified covenant and to eliminate specified events of default and to modify other related provisions of the indenture (the “Proposed Amendments”).  Purchaser is not offering any separate or additional payment for the consents to the Proposed Amendments.

The Tender Offer and Consent Solicitation pursuant to this Offer to Purchase together with the accompanying Consent and Letter of Transmittal (and any amendments or supplements to this Offer to Purchase and the Consent and Letter of Transmittal) constitute the “Offer” with respect to the Notes.  Any holder of Notes (each, a “Holder”, and collectively, “Holders”) desiring to tender Notes and to deliver the related consents, and any beneficial owner of Notes desiring that the Holder tender and deliver corresponding consent, must comply with the procedures for tendering Notes and delivering consents set forth herein in Item 6, “Procedures for Tendering Notes and Delivering Consents” and in the Consent and Letter of Transmittal.

Purchaser’s obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the Offer is conditioned upon:  (i) the compliance with or satisfaction of the conditions contained in the TW Credit Facility (as defined herein) by Purchaser to borrow TW Loans (as defined herein), which includes that Purchaser has accepted validly tendered Notes for purchase according to the terms of the Offer and other customary conditions (the “TW Loans Condition”); (ii) receipt of consents with Notes that are validly tendered and not validly withdrawn to the Proposed Amendments from Holders entitled to provide such a consent of at least a majority in aggregate principal amount of Notes outstanding on or prior to the Expiration Date (the “Requisite Consents Condition”); and (iii) the additional general conditions discussed under Item 10, “Conditions of the Offer” in this Offer to Purchase.  Purchaser expressly reserves the right, in its sole discretion but subject to applicable law, to: (a) waive any and all of the conditions of the Offer prior to the Expiration Date; (b) extend the Expiration Date of the Offer; (c) amend the terms of the Offer; or (d) if the conditions to the Offer are not satisfied, terminate the Offer and not accept for payment any Notes tendered in the Offer.

Purchaser is making the Offer to reduce the principal amount of its outstanding indebtedness and its ongoing debt service obligations.  Concurrently with the announcement of this Offer, Purchaser announced a tender offer for up to the Euro equivalent of $170.0 million aggregate principal amount of its Senior Floating Rate Notes due 2014 (the “2014 Notes” and, such offer, the “2014 Notes Offer”) and its 11.625% Senior Notes due 2016 (the “2016 Notes” and, such offer, the “2016 Notes Offer”) (the 2014 Notes Offer and the 2016 Notes Offer are referred to collectively herein as the “Euro Offers”).  The Euro Offers are expected to have the same expiration and settlement dates as the Offer.  None of the Offer or the Euro Offers is conditioned on the commencement or the completion of the other offers.  The Euro Offers are not being made to any person located or resident in the United States, its territories and possessions, any state of the United States or the District of Columbia.

Purchaser expects the Offer and Euro Offers to be financed with the proceeds of loans from Time Warner Inc. (“TW”) to Purchaser in an amount of up to $300.0 million under the Term Loan Facilities Credit Agreement among Purchaser, as borrower, the lenders party thereto and TW, as administrative agent, dated April 30, 2012 (the “TW Credit Facility”).  In order for Purchaser to draw down the TW Loans (as defined herein), Purchaser must satisfy the conditions contained in the TW Credit Facility, which include that Purchaser has accepted validly tendered Notes for purchase according to the terms of the Offer and other customary conditions. Purchaser may also receive proceeds prior to completion of the Offer and Euro Offers from certain Equity Transactions (as defined herein), including subscriptions of Purchaser’s Class A common stock, par value $0.08 per share (“Class A Common Stock”) from Time Warner Media Holdings B.V. (“TW Investor”) and RSL Capital LLC (“RSL Investor”), which, if available, will be used to pay for validly tendered and accepted Notes thereby reducing the amounts that may be drawn under the TW Credit Facility or to repay amounts previously drawn.

Under the TW Credit Facility, TW has agreed to loan an aggregate principal amount of up to $300.0 million to Purchaser in three tranches (the “TW Loans”), with the amounts Purchaser can draw upon for each tranche corresponding to the amount of its Notes, its 2014 Notes or its 2016 Notes, as applicable, validly tendered and accepted for purchase by Purchaser under the Offer and Euro Offers.

To repay and/or reduce amounts borrowed under the TW Credit Facility, Purchaser expects to engage in a series of Equity Transactions.  Purchaser expects to issue approximately 11.5 million  subscription shares of Class A Common Stock in the aggregate to TW Investor and RSL Investor pursuant to the TW Subscription (as defined herein) and the RSL Subscription (as defined herein), at a price per share of $7.51 (the “Subscription Price”), which will result in proceeds from such subscriptions of approximately $86.4 million. Purchaser may also issue additional shares of Class A Common Stock to TW Investor in connection with the Additional TW Subscriptions (as defined herein). Item 8, “Source and Amount of Funds” in this Offer to Purchase.

Any cash proceeds from the Equity Transactions, if received by Purchaser on or prior to completion of the Offer and Euro Offers and drawing under the TW Credit Facility, will reduce the amounts that may be drawn by Purchaser under the TW Credit Facility, and if received by Purchaser after drawing under the TW Credit Facility, may be applied toward repayment of the TW Credit Facility.

Holders may not: (1) tender their Notes without delivering the related consents; or (2) deliver consents without tendering the related Notes.  Notes tendered may be withdrawn and consents may be revoked at any time on or prior to the Expiration Date.  A valid withdrawal of validly tendered Notes will render the corresponding consents invalid.  Consents provided in connection with a tender of Notes cannot be revoked without a valid withdrawal of the related Notes.  Accordingly, a purported revocation of consents provided in connection with a tender of Notes without a concurrent valid withdrawal of the related Notes will not render the tender of Notes or the related consents invalid.

In accordance with the indenture governing the Notes, Notes owned by Purchaser or any of Purchaser's affiliates will be disregarded and deemed not to be outstanding for purposes of determining whether the Requisite Consents Condition has been satisfied, which excludes the $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser.  As a result, for these purposes, the aggregate principal amount of Notes outstanding is $129,700,000.  The $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V. will not be tendered in the Offer and will be cancelled within three business days following the Payment Date.

Any questions or requests for assistance concerning the Offer may be directed to J.P. Morgan Securities LLC (the “Dealer Manager”) or Global Bondholder Service Corporation (the “Information Agent”) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.  Requests for additional copies of this Offer to Purchase, the Consent and Letter of Transmittal or any other related documents may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase.  Beneficial owners should contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.  Global Bondholder Service Corporation is acting as depositary (the “Depositary”) in connection with the Offer.

Shares of Purchaser’s Class A common stock, $0.08 par value per share (“Class A Common Stock”) trade on the NASDAQ Global Select Market (“Nasdaq”) and the Prague Stock Exchange under the symbol “CETV.” On April 27, 2012, the closing price of our Class A Common Stock on Nasdaq was $8.00 per share.

A SPECIAL COMMITTEE OF PURCHASER’S BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER AND THE RELATED CONSENT SOLICITATION.  HOWEVER, NONE OF PURCHASER, THE DEALER MANAGER, THE INFORMATION AGENT, THE DEPOSITARY, OR THE BANK OF NEW YORK MELLON (THE “TRUSTEE”) MAKES ANY RECOMMENDATION IN CONNECTION WITH THE TENDER OFFER OR THE RELATED CONSENT SOLICITATION.

THE TENDER OFFER AND THE RELATED CONSENT SOLICITATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”), NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE TENDER OFFER OR THE RELATED CONSENT SOLICITATION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS OFFER TO PURCHASE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS OFFER TO PURCHASE AND THE ACCOMPANYING CONSENT AND LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
___________________

The Dealer Manager for the Offer is:

J.P. Morgan
April 30, 2012

IMPORTANT

Upon the terms and subject to the satisfaction or waiver of all conditions set forth herein and in the Consent and Letter of Transmittal, Purchaser will notify the Depositary, promptly after the Expiration Date, of which Notes tendered are accepted for payment pursuant to the Tender Offer.  If a Holder validly tenders its Notes prior to the Expiration Date and does not validly withdraw its Notes prior to the Expiration Date and Purchaser accepts such Notes for payment, upon the terms and subject to the conditions of the Tender Offer, Purchaser will pay such Holder the Purchase Price and Accrued Interest for such Notes on the Payment Date.

Payment for the Notes will be made by the deposit of immediately available funds by Purchaser with the Depositary, or, upon the Depositary’s instructions, with The Depository Trust Company (“DTC”), promptly after the Expiration Date (the date of payment being referred to herein as the “Payment Date”).  The Depositary and/or DTC will act as agent for the tendering Holders for the purpose of receiving payments from Purchaser and transmitting such payments to such Holders.  See Item 5, “Acceptance of Notes for Payment; Accrual of Interest” in this Offer to Purchase.

Holders may not:  (1) tender their Notes without delivering the related consents; or (2) deliver consents without tendering the related Notes.  Notes tendered may be withdrawn and consents may be revoked at any time on or prior to the Expiration Date.  A valid withdrawal of Notes will render the corresponding consents defective.  Consents provided in connection with a tender of Notes cannot be revoked without a valid withdrawal of the related Notes.  Accordingly, a purported revocation of consents provided in connection with a tender of Notes without a concurrent valid withdrawal of the related Notes will not render the tender of Notes or the related consents defective.

Purchaser expressly reserves the right, in its sole discretion but subject to applicable law, to: (i) waive any and all of the conditions of the Offer prior to the Expiration Date; (ii) extend the Expiration Date of the Offer; (iii) amend the terms of the Offer; or (iv) if the conditions to the Offer are not satisfied, terminate the Offer and not accept for payment any Notes tendered in the Offer.  If any condition to the Offer is not satisfied or waived by Purchaser on or prior to the Expiration Date, Purchaser will not be obligated to accept for purchase or to pay for any Notes with respect to the Offer and any Notes previously tendered in the Offer will be returned to the tendering holders.  Any extension, amendment or termination will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date.  The foregoing rights are in addition to Purchaser’s right to delay the acceptance for payment of Notes tendered pursuant to the Offer, or the payment for Notes accepted for payment, in order to permit any or all conditions to the Offer to be satisfied or waived or to comply in whole or in part with any applicable law, subject, in each case, however, to Rules 13e-4 and 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.

In the event that the Tender Offer is terminated, withdrawn or otherwise lawfully not consummated, the Purchase Price will not be paid or become payable to Holders who have validly tendered their Notes pursuant to the Offer.  In any such event, the Notes previously tendered pursuant to the Offer will be promptly returned to the tendering Holders and the related consents will be revoked.

From time to time after the tenth business day following the Expiration Date or other date of termination of the Tender Offer, Purchaser or its affiliates may acquire any Notes that are not tendered pursuant to the Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as Purchaser may determine, which may be more or less than the price to be paid pursuant to the Tender Offer and could be for cash or other consideration.  There can be no assurance as to which, if any, of these alternatives (or combinations thereof) Purchaser or its affiliates will choose to pursue in the future.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE AND RELATED DOCUMENTS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.  THE DELIVERY OF THIS OFFER TO PURCHASE SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.  PURCHASER DISCLAIMS ANY OBLIGATION TO UPDATE OR REVISE ANY OF THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN TO THE EXTENT NOT OTHERWISE REQUIRED BY APPLICABLE LAW.

THE OFFER IS NOT BEING MADE UNDER ANY CIRCUMSTANCES IN WHICH THE OFFER WOULD BE UNLAWFUL.  THIS OFFER TO PURCHASE DOES NOT CONSTITUTE EITHER AN OFFER TO PURCHASE NOTES OR A CONSENT SOLICITATION IN ANY JURISDICTION, DOMESTIC OR FOREIGN, IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER UNDER APPLICABLE SECURITIES OR OTHER LAWS.  FOR MORE INFORMATION, SEE “OFFER AND DISTRIBUTION RESTRICTIONS” IN THIS OFFER TO PURCHASE.  IN THOSE JURISDICTIONS WHERE THE SECURITIES OR OTHER LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF PURCHASER BY THE DEALER MANAGER OR ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

THIS OFFER TO PURCHASE AND THE RELATED CONSENT AND LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Any Holder desiring to tender Notes and deliver consents pursuant to the Offer must:  (i) in the case of a beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that such nominee tender your Notes and deliver the related consents; or (ii) in the case of a Holder who holds physical certificates evidencing such Notes, complete and sign the accompanying Consent and Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth therein and deliver the properly completed and duly executed Consent and Letter of Transmittal (or a facsimile thereof), together with the certificates evidencing the Notes and any other required documents, to the Depositary.  Only registered holders of Notes are entitled to tender such Notes and to deliver the related consents (except as set forth in the Consent and Letter of Transmittal).  A beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial owner desires to tender Notes pursuant to the Tender Offer (and thereby deliver consents pursuant to the Consent Solicitation) so registered.  See Item 6, “Procedures for Tendering Notes and Delivering Consents” in this Offer to Purchase.

All tenders of Notes must be made, and the related consents must be delivered, before the Offer expires at 12:00 Midnight, New York City time, on Friday, May 25, 2012 unless the Offer is extended.

A special committee of Purchaser is not providing for procedures for tenders of Notes to be made by guaranteed delivery.  Accordingly, Holders desiring to tender their Notes should note that such Holder must allow sufficient time for the necessary tender procedures to be completed during the normal business hours of DTC on or prior to the Expiration Date.  If you hold your Notes through a broker, dealer, commercial bank, trust company or other nominee, you should consider that such entity may require you to take action with respect to the Offer a number of days before the Expiration Date in order for such entity to tender Notes on your behalf on or prior to the Expiration Date.  Unless the Notes being tendered are deposited with the Depositary on or prior to the Expiration Date (accompanied by a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) or a properly transmitted Agent’s Message (as defined herein)), Purchaser may, at its option, reject such tender.

You may tender your Notes by transferring them through DTC’s Automated Tender Offer Program (“ATOP”) or following the other procedures described under Item 6, “Procedures for Tendering Notes and Delivering Consents.”  Accordingly, DTC participants may electronically transmit their acceptance of the Offer by causing DTC to transfer their Notes to the Depositary in accordance with DTC’s ATOP procedures for such a transfer.  DTC will then send an Agent’s Message to the Depositary.  See Item 6, “Procedures for Tendering Notes and Delivering Consents” in this Offer to Purchase.

Tendering Holders who hold Notes registered in their own names and who tender their Notes and deliver consent directly to the Depositary will not be obligated to pay brokerage fees or commissions or the fees and expenses of the Dealer Manager, the Information Agent or the Depositary.  If you hold your Notes through a broker, dealer, commercial bank, trust company or other nominee, we urge you to consult such nominee to determine whether any transaction costs are applicable.  Purchaser will pay all fees and expenses of the Dealer Manager, the Information Agent and the Depositary in connection with the Offer.

The Trustee has no responsibility or liability for monitoring, tabulating or verifying compliance with deadlines or other formalities in connection with the delivery or withdrawal of consents and will be conclusively relying upon Purchaser, the Information Agent and the Depositary that the Requisites Consents have been properly obtained, have not been validly withdrawn and were given by the Holders entitled to give such consent.

OFFER AND DISTRIBUTION RESTRICTIONS

General

Neither this Offer to Purchase nor any documents or materials relation to the Offer constitute an offer to buy or a solicitation of an offer to sell the Notes, and the Consent and Letter of Transmittal will not be accepted from Holders, in any jurisdiction in which such offer or solicitation is unlawful.  The distribution of this Offer to Purchase is restricted by law in certain jurisdictions.  The Offer to Purchase does not constitute, and may not be used in connection with, an offer to buy Notes or a solicitation to sell Notes by anyone in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or a solicitation.  Purchaser does not accept any responsibility for any violation by any person of the restrictions applicable in any jurisdiction.

United Kingdom

The communication of this Offer to Purchase and any documents or materials relation to the Offer by Purchaser is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000.  Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom and are only for circulation to persons outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or within Article 43(2) of the Order, or to other persons to whom these documents and/or materials may lawfully be communicated in accordance with the Order.

Italy

Neither this Offer to Purchase nor any other document or materials relating to the Offer have been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Offer to Purchase is being carried out in Italy as an exempted offer, pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 3 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers' Regulation”).

Holders or beneficial owners of the Notes that are resident or located in Italy can tender the Notes only if they qualify as qualified investors (investitori qualificati), as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of the Issuers’ Regulation (“Qualified Investors”) provided that such Qualified Investors act in their capacity as such and not as depositaries or nominees for other parties, otherwise neither this Offer to Purchase nor any other documents or materials relating to the Notes or the Offer to Purchase may be distributed or made available to them.  Persons receiving this Offer to Purchase or any other document relating to the Tender Offer in their capacity as Qualified Investors must not forward, distribute or send it in or into or from Italy.

Holders or beneficial owners of the Notes that are Qualified Investors and are resident or located in Italy may tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer to Purchase.

Belgium

Neither this Offer to Purchase nor any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) and, accordingly, the Offer to Purchase may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids (as amended or replaced from time to time). Accordingly, the Offer to Purchase may not be advertised and will not be extended, and neither this Offer to Purchase nor any other documents or materials relating to the Offer to Purchase (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (as amended or replaced from time to time) (the “Belgian Public Offer Law”), acting on their own account. Insofar as Belgium is concerned, this Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer to Purchase. Accordingly, the information contained in this Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

v

France

Neither this Offer to Purchase nor any other offering material or information relating to the Offer, has been submitted for clearance to the Autorité des Marchés Financiers and they may not be released, issued, or distributed or caused to be released, issued, or distributed, directly or indirectly, to the public in the French Republic, except to (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code Monétaire et Financier.

Switzerland

Neither this Offer to Purchase nor any other offering material or information relating to the Offer constitute a public offering of securities pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations. The information presented in this document does not necessarily comply with the information standards set out in the SIX Swiss Exchange listing rules.

AVAILABLE INFORMATION

Purchaser is subject to the periodic reporting requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission.  Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room and their copy charges.  Copies of such materials may also be accessed electronically by means of the Commission’s home page on the Internet at http://www.sec.gov.  Statements made in this Offer to Purchase concerning the provisions of any contract, agreement, indenture, security document or other document referred to herein are not necessarily complete.  With respect to each such statement concerning a contract, agreement, indenture, security document or other document filed with the Commission, reference is made to such filing for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by Purchaser with the Commission are incorporated herein by reference and shall be deemed to be a part hereof:

•	Purchaser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Commission on February 22, 2012 (“Form 10-K”);

•	Amendment No. 1 on Form 10-K/A to Purchaser’s Form 10-K, filed with the Commission on April 20, 2012;

•	Purchaser’s Quarterly Report on Form 10-Q for the period ended March 31, 2012, expected to be filed with the Commission on or around May 2, 2012;

•	Purchaser’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on April 30, 2012;

•	Purchaser’s Current Reports on Form 8-K, filed with the Commission on January 20, 2012, March 9, 2012 and April 30, 2012; and

•
all documents and reports subsequently filed by Purchaser with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any information Purchaser furnishes, rather than files, with the Commission pursuant to certain items of Form 8-K) after the date hereof and prior to the earlier of the Expiration Date of the Offer and the termination of the Offer.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Offer to Purchase, shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified shall not be deemed to constitute a part of this Offer to Purchase, except as so modified or superseded.

You can obtain any document incorporated herein by reference by contacting the Commission as described above under “Available Information” or by contacting Purchaser care of CME Media Services Limited, Křiženeckého náměstí 1078/5, 152 00 Prague 5 - Barrandov, Czech Republic, telephone +420-242-465-573; Attention:  Legal Department.  Purchaser will provide the documents incorporated by reference, without charge, upon written or oral request.  If exhibits to the documents incorporated by reference are not themselves specifically incorporated by reference in this Offer to Purchase, then those exhibits will not be provided.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the documents incorporated herein by reference contain forward-looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to Purchaser.  Statements that use the terms “believe,” “anticipate,” “expect,” “plan,” “estimate,” “intend” and similar expressions of a future or forward-looking nature identify forward-looking statements for purposes of the U.S. federal securities laws or otherwise.  For these statements and all other forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy or are otherwise beyond our control and some of which might not even be anticipated.  Forward-looking statements reflect our current views with respect to future events and because our business is subject to such risks and uncertainties, actual results, our strategic plan, our financial position, results of operations and cash flows could differ materially from those described in or contemplated by the forward-looking statements contained in this Offer to Purchase.

Important factors that contribute to such risks include, but are not limited to, those factors set forth under “Risk Factors” in our Annual Report on Form 10-K for our most recent fiscal year including the following:  the effect of the economic downturn and Eurozone instability in our markets and the extent and timing of any recovery; the extent to which our debt service obligations restrict our business; the consummation of the transactions contemplated in Item 8, “Source and Amount of Funds” of this Offer to Purchase; decreases in TV advertising spend and the rate of development of the advertising markets in the countries in which we operate; our ability to make future investments in television broadcast operations; changes in the political and regulatory environments where we operate and application of relevant laws and regulations; the timely renewal of broadcasting licenses and our ability to obtain additional frequencies and licenses; and our ability to develop and acquire necessary programming and attract audiences.  The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this Offer to Purchase and the documents incorporated by reference herein and therein.  We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Offer to Purchase and the Consent and Letter of Transmittal.  Capitalized terms not defined in this summary have the meanings assigned to them elsewhere in this Offer to Purchase.

Purchaser:	Central European Media Enterprises Ltd.

The Notes:
3.50% Senior Convertible Notes due 2013.

The CUSIP number for the Notes is 153443AD8.  As of April 30, 2012, there was $179,200,000 in aggregate principal amount of Notes outstanding, including $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser.

The Tender Offer:
In the Offer, Purchaser is offering to purchase, upon the terms and subject to the conditions described herein and in the Consent and Letter of Transmittal, up to $129,700,000 in aggregate principal amount of Purchaser's outstanding Notes validly tendered and not validly withdrawn prior to the Expiration Date, for the Purchase Price plus Accrued Interest.  See “The Tender Offer and Consent Solicitation” in this Offer to Purchase.

The $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser, will not be tendered in the Offer and will be cancelled within three business days following the Payment Date.

The Consent Solicitation:
Purchaser is soliciting consents from the Holders of the Notes to the Proposed Amendments to the indenture governing the Notes.  Holders of Notes may not: (1) tender their Notes without delivering the related consents; or (2) deliver consents without tendering the related Notes.

The Proposed Amendments require the consent of the Holders of a majority in aggregate principal amount of Notes then outstanding.

The Proposed Amendments:
A specified covenant will be amended and specified covenants, events of default and certain related provisions in the indenture governing the Notes will be eliminated. See Item 9, “The Proposed Amendments” in this Offer to Purchase.

Expiration Date:
The Offer will expire at 12:00 Midnight, New York City time, on Friday, May 25, 2012, unless extended by Purchaser.  The term “Expiration Date” means such time and date or, if the Offer is extended, the latest time and date to which the Expiration Date is so extended.  The Euro Offers are expected to have the same expiration and settlement dates as the Offer.  None of the Offer, the 2014 Notes Offer or the 2016 Notes Offer is conditioned on the commencement or the completion of the other offers.

Source of Funds:	The funds required for Purchaser to consummate the Offer are described in Item 8, “Source and Amount of Funds” in this Offer to Purchase.

Purpose of the Tender Offer and Consent Solicitation:
Purchaser is making the Tender Offer in order to reduce the principal amount of its outstanding indebtedness and its future debt service obligations.  See Item 1, “Purpose of the Tender Offer and Consent Solicitation” in this Offer to Purchase.
Purchaser is making the Consent Solicitation to eliminate specified covenants, to make certain amendments to a specified covenant and to eliminate specified events of default and to modify other related provisions contained in the indenture governing the Notes.  See Item 9, “The Proposed Amendments” in this Offer to Purchase.

Requisite Consents Condition:
Validly delivered (and not validly revoked) consents to the Proposed Amendments from holders of Notes representing at least a majority of the aggregate principal amount of Notes then outstanding.  In accordance with the indenture governing the Notes, Notes owned by Purchaser or any of Purchaser's affiliates will be disregarded and deemed not to be outstanding for purposes of determining whether the Requisite Consents Condition has been satisfied, which excludes the $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser.  As a result, for these purposes, the aggregate principal amount of Notes outstanding is $129,700,000.

Purchase Price; Accrued Interest:
The Purchase Price offered is cash in an amount equal to $1,000 per $1,000 principal amount of Notes purchased in the Offer.  If a Holder validly tenders and does not validly withdraw its Notes prior to the Expiration Date and Purchaser accepts such Notes for payment, upon the terms and subject to the conditions of the Offer, Purchaser will pay such Holder the Purchase Price plus Accrued Interest for such Notes on the Payment Date.

Consent Payment:	There is no separate or additional payment for the consents to the Proposed Amendments.

Acceptance Date:	The date Purchaser accepts for payment all Notes that are validly tendered and not validly withdrawn in the Offer following the Expiration Date.

Payment Date:
The Payment Date for the Offer will be promptly following the Acceptance Date.  See Item 5, “Acceptance of Notes for Payment; Accrual of Interest — Acceptance of Notes for Payment” in this Offer to Purchase.

Conditions of the Offer:
Purchaser’s obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the Offer is conditioned upon the satisfaction or waiver, on or prior to the Expiration Date, of the TW Loans Condition, the Requisite Consents Condition and the additional general conditions set forth in Item 10, “Conditions of the Offer” in this Offer to Purchase.

Procedures for Tendering Notes and Delivering Consents:
Beneficial owners of Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Notes and deliver the related consents.

Any Holder desiring to tender Notes and deliver the related consents pursuant to the Offer must: (i) in the case of a beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that such nominee tender your Notes and deliver the related consents; or (ii) in the case of a Holder who holds physical certificates evidencing such Notes, complete and sign the accompanying Consent and Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth therein, have the signature thereon guaranteed (if required by Instruction 1 of the Consent and Letter of Transmittal), and deliver the properly completed and duly executed Consent and Letter of Transmittal (or a facsimile thereof), together with the certificates evidencing the Notes and any other required documents, to the Depositary.

Holders who are tendering Notes by book-entry transfer to the Depositary’s account at DTC must execute the Consent and Letter of Transmittal through ATOP, for which the transactions will be eligible.  DTC participants that are accepting the Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Depositary’s account at DTC.  DTC will then send an Agent’s Message to the Depositary for its acceptance.

A special committee of Purchaser is not providing for procedures for tenders of Notes to be made by guaranteed delivery.  Accordingly, you must allow sufficient time for the necessary tender procedures to be completed during the normal business hours of DTC on or prior to the Expiration Date.

Withdrawal of Tenders of Notes and Revocation of Consents:
Tenders of Notes may be withdrawn and consents may be revoked at any time on or before the Expiration Date, but not thereafter, by following the procedures described herein.  No consideration shall be payable in respect of Notes so withdrawn.  A valid withdrawal of Notes will render the corresponding consents defective.  Consents provided in connection with a tender of Notes cannot be revoked without a valid withdrawal of the related Notes.  Accordingly, a purported revocation of consents provided in connection with a tender of Notes without a concurrent valid withdrawal of the related Notes will not render the tender of Notes or the related consents defective.

Untendered Notes:
Notes not tendered and purchased pursuant to the Offer will remain outstanding.  As a result of the consummation of the Offer and the adoption of the Proposed Amendments, the aggregate principal amount of Notes that is outstanding may be significantly reduced.  Moreover, CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser, holds $49,500,000 in aggregate principal amount of Notes.  The $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser, will not be tendered in the Offer and will be cancelled within three business days following the Payment Date.

This may have adverse consequences for Holders that elect not to tender Notes in the Offer, including the following: (i) Holders of Notes outstanding after consummation of the Offer and effectiveness of the Proposed Amendments will not be entitled to the benefit of specified covenants and events of default presently contained in the indenture governing the Notes; and (ii) the trading market for Notes not tendered in response to the Offer is likely to be significantly more limited. See Item 3, “Certain Significant Considerations” in this Offer to Purchase.

Acceptance of Tendered Notes and Payment:
Upon the terms and subject to the conditions set forth herein and in the Consent and Letter of Transmittal, Purchaser will, promptly after the Expiration Date, accept for payment up to $129,700,000 in aggregate principal amount of Purchaser’s outstanding Notes validly tendered and not validly withdrawn prior to the Expiration Date.  If a Holder validly tenders and does not validly withdraw its Notes prior to the Expiration Date and Purchaser accepts such Notes for payment, upon the terms and subject to the conditions of the Offer, Purchaser will pay the Purchase Price and Accrued Interest for such Notes on the Payment Date.

Payments for Notes accepted for payment will be made on the Payment Date by the deposit of immediately available funds by Purchaser with the Depositary or, upon the Depositary’s instructions, DTC.  The Depositary and/or DTC will act as agent for the tendering Holders for the purpose of receiving payments from Purchaser and transmitting such payments to such Holders.  Any Notes validly tendered and accepted for payment pursuant to the Offer will be cancelled.  Any Notes tendered but not accepted for payment pursuant to the Offer will be returned to the Holders promptly after the Expiration Date.  See Item 5, “Acceptance of Notes for Payment; Accrual of Interest” in this Offer to Purchase.

Euro Offers:
Concurrently with the announcement of this Offer, Purchaser announced a tender offer for up to the Euro equivalent of $170.0 million aggregate principal amount of its Senior Floating Rate Notes due 2014 and its 11.625% Senior Notes due 2016, although Purchaser reserves the right, in its sole discretion, to accept significantly less than or significantly more than such amount for purchase pursuant to the Euro Offers.  None of the Offer, the 2014 Notes Offer or the 2016 Notes Offer is conditioned on the commencement or the completion of the other offers.  The Euro Offers are not being made to any person located or resident in the United States, its territories and possessions, any state of the United States or the District of Columbia.

Certain Bermuda and U.S. Federal Income Tax Considerations:	For a discussion of certain Bermuda and U.S. federal income tax consequencesrelating to the Offer, see Item 11, “Certain Bermuda and U.S. Federal Income Tax Considerations” in this Offer to Purchase.

Dealer Manager:	J.P. Morgan Securities LLC. Its address and telephone number is set forth on the back cover of this Offer to Purchase.

Depositary:	Global Bondholder Service Corporation. Its address and telephone numbers are set forth on the back cover of this Offer to Purchase.

Information Agent:	Global Bondholder Service Corporation. Its address and telephone numbers are set forth on the back cover of this Offer to Purchase.

Trustee:	The Bank of New York Mellon.

THE TENDER OFFER AND CONSENT SOLICITATION

1.	Purpose of the Tender Offer and Consent Solicitation.

Purpose of the Tender

Purchaser is making the Offer to reduce the principal amount of its outstanding indebtedness and its ongoing debt service obligations.

Concurrently with the announcement of this Offer, Purchaser announced the Euro Offers for up to the Euro equivalent of $170.0 million aggregate principal amount of its 2014 Notes and its 2016 Notes.   The Euro Offers are expected to have the same expiration and settlement dates as the Offer.  None of the Offer or the Euro Offers is conditioned on the commencement or the completion of the other offers.  The Euro Offers are not being made to any person located or resident in the United States, its territories and possessions, any state of the United States or the District of Columbia.

Purchaser expects the Offer and Euro Offers to be financed with the proceeds of loans from TW to Purchaser in an amount of up to $300.0 million under the TW Credit Facility.   In order for Purchaser to draw down the TW Loans, Purchaser must satisfy the conditions contained in the TW Credit Facility, which include that Purchaser has accepted validly tendered Notes for purchase according to the terms of the Offer and other customary conditions. Purchaser may also receive proceeds prior to the completion of the Offer and Euro Offers from the Equity Transactions, including subscriptions of Purchaser’s Class A Common Stock from TW Investor and RSL Investor, which, if available, will be used to pay for validly tendered and accepted Notes thereby reducing the amounts that may be drawn under the TW Credit Facility or to repay amounts previously drawn.

TW Credit Facility

Under the TW Credit Facility, TW has agreed to loan an aggregate principal amount of up to $300.0 million to Purchaser in three tranches, with the amounts Purchaser can draw upon for each tranche corresponding to the amount of its Notes, its 2014 Notes or its 2016 Notes, as applicable, validly tendered and accepted for purchase by Purchaser under the Offer and Euro Offers.  The Notes tranche, the 2014 Notes tranche and the 2016 Notes tranche will each have the same maturity date as the 2013 Notes, the 2014 Notes and the 2016 Notes, respectively.  For the first 180 days after the applicable disbursement date, the Notes tranche will bear the same interest rate as the Notes; the 2014 Notes tranche will bear the same interest rate as the 2014 Notes (Euribor plus 1.625% per annum); and the 2016 Notes tranche will bear the same interest rate as the 2016 Notes (11.625% per annum).  During this 180-day period, if Purchaser makes any equity offerings and does not use the net cash proceeds to repay the TW Loans, the interest rate under the TW Loans will increase to 15% per annum for the Notes tranche, 20% per annum for the 2014 Notes tranche and 20% per annum for the 2016 Notes tranche. After the 180th day following the borrowing under the applicable tranche:  (i) for so long as the aggregate amount of the TW Loans outstanding is less than or equal to $50 million, the interest rate on the Notes tranche would be 9%, the interest rate on the 2014 Notes tranche would be 12% per annum and, the interest rate on the 2016 Notes tranche would be 15% per annum and (ii) for so long as the aggregate amount of the TW Loans outstanding exceeds $50 million, the interest rate on the Notes tranche   would be 15% per annum, the interest rate on the 2014 Notes tranche would be 20% per annum and the interest rate on the 2016 Notes tranche would be 20% per annum.

Any cash proceeds from the Equity Transactions, if received by Purchaser on or prior to completion of the cash tenders and drawing under the TW Credit Facility, will reduce the amounts that may be drawn by Purchaser under the TW Credit Facility, and if received by Purchaser after drawing under the TW Credit Facility, may be applied toward repayment of the TW Credit Facility.

Purchaser will have the right to prepay the TW Loans without penalty at any time in whole or in part.  Such prepayments shall be applied first against the 2016 Notes tranche, then the 2014 Notes tranche once the 2016 Notes tranche has been repaid and finally the Notes tranche once the 2016 Notes and the 2014 Notes tranches have been repaid.  TW’s commitment to provide the TW Loans will terminate 180 days after the signing of the TW Credit Facility.

The TW Credit Facility incorporates by reference certain covenants under the indenture governing Purchaser’s 2016 Notes, as well as under the Indenture governing the 9.0% senior secured notes due 2017 issued by Purchaser’s wholly-owned subsidiary, CET 21 spol. s r.o. and under a five-year CZK 1.5 billion secured revolving credit facility dated October 21, 2010, as amended, with CET 21 spol. s r.o., as borrower, and the events of default are broadly similar to the ones set forth in such documents.  Each tranche under the TW Credit Facility will be guaranteed by Central European Media Enterprises N.V., a wholly owned subsidiary of Purchaser organized in Curaçao, CME Media Enterprises B.V., a wholly owned subsidiary of Purchaser organized in the Netherlands, and any future guarantors of the Notes, 2014 Notes and 2016 Notes, respectively.  The TW Loans will be unsecured obligations of Purchaser, and the guarantees will be unsecured obligations of the respective subsidiary guarantor.  The TW Loans will rank pari passu with the claims of Purchaser’s other unsecured and unsubordinated creditors.

Equity Transactions

To repay and/or reduce amounts borrowed under the TW Credit Facility, Purchaser expects to engage in a series of Equity Transactions.  The equity transactions (the “Equity Transactions”) that Purchaser currently expects to undertake include:

•
Pursuant to the Subscription and Equity Commitment Agreement by and between Purchaser and TW Investor,  dated April 30, 2012 (“TW Subscription Agreement”), TW Investor is expected to purchase an amount of shares of the Class A Common Stock to increase TW’s ownership interest in Purchaser to 40% on a Diluted basis (such amount not to be less than 9.5 million shares of Class A Common Stock) (the “TW Subscription”) (“Diluted basis” is calculated based on Purchaser’s outstanding shares of capital stock, options, warrants and other securities convertible into, or exercisable or exchangeable for, Purchaser’s equity interests but would not include the shares of Class A Common Stock into which Purchaser’s outstanding Notes and Senior Convertible Notes due 2015 are convertible from time to time);

•
Pursuant to the Subscription Agreement among Purchaser, Ronald S. Lauder and RSL Investor, dated April 30, 2012  (“RSL Subscription Agreement”), RSL Investor, the equity interests of which are beneficially owned by Ronald S. Lauder, is expected to purchase 2.0 million shares of Class A Common Stock (the “RSL Subscription”); and

•
In the event Purchaser opportunistically engages in privately negotiated transactions to repurchase its outstanding debt securities in exchange for Class A Common Stock, TW will purchase Class A Common Stock of Purchaser to maintain TW’s 40% ownership interest in Purchaser on a Diluted basis (in accordance with the pre-emptive rights granted by Purchaser to TW pursuant to the Investor Rights Agreement among Purchaser, Ronald S. Lauder, RSL Savannah LLC, RSL Investment LLC, RSL Investments Corporation and TW Investor, dated May 18, 2009 (the “Investor Rights Agreement”)) (the “Additional TW Subscriptions”), which transactions, if completed, will be publicly disclosed in accordance with applicable securities laws. The Class A Common Stock that may be issued to TW pursuant to the Additional TW Subscriptions, if any, subject to certain exceptions, will be at the lower of the Subscription Price or the price in the relevant issuance which triggered TW’s pre-emptive rights.

Purchaser expects to issue approximately 11.5 million subscription shares of Class A Common Stock in the aggregate to TW Investor and RSL Investor pursuant to the TW Subscription and the RSL Subscription, at the Subscription Price, which will result in proceeds from such subscriptions of approximately $86.4 million.   In connection with the TW Subscription, TW Investor and Ronald S. Lauder (including his affiliates) have agreed to convert their shares of Class B common stock, par value $0.08 per share (“Class B Common Stock”), into shares of Class A Common Stock.  During the 180-day period after the TW Loans are drawn, Purchaser expects to engage in public or private equity offerings to repay and/or reduce amounts borrowed under the TW Credit Facility.

If some of the Equity Transactions can be completed prior to the Payment Date (because the shareholder approval described below has been obtained or otherwise), Purchaser will use the proceeds from such transactions to repurchase validly tendered and accepted notes in the Offer and Euro Offers, thereby reducing the amounts Purchaser would otherwise borrow under the TW Credit Facility.  Purchaser expects to use such proceeds first to pay for any validly tendered and accepted Notes, 2014 Notes or 2016 Notes (the payment of such proceeds will reduce, by a corresponding amount, the amounts that Purchaser may draw under the 2016 Notes tranche, then the 2014 Notes tranche and finally the Notes tranche of the TW Credit Facility), as applicable.  If none of the Equity Transactions are completed until after the Payment Date, Purchaser will repurchase validly tendered and accepted notes in the Offer and Euro Offers solely with proceeds from the TW Loans, and may repay such TW Loans subsequently, in whole or in part, with the proceeds from any Equity Transactions.  It is expected that Purchaser’s 2012 annual general meeting (the “Annual General Meeting”) will likely occur after the Payment Date, if there are no amendments or extensions of the Offer.

If the conditions to subscription by TW Investor and RSL Investor are satisfied, the TW Subscription and RSL Subscription will be consummated regardless of whether any notes are accepted pursuant to either the Offer or the Euro Offers.  See Item 8, “Source and Amount of Funds” in this Offer to Purchase.

Shareholder Approval

Under the NASDAQ rules, which govern the exchange on which Purchaser’s Class A Common Stock is listed in the United States, the TW Subscription and the RSL Subscription are subject to approval by Purchaser’s shareholders.  In order to ensure that Purchaser has a sufficient amount of Class A Common Stock authorized for purposes of the Equity Transactions and other public or private issuances of Class A Common Stock Purchaser may undertake in the future, Purchaser will increase the authorized shares of Class A Common Stock of Purchaser, which also requires a shareholder vote.  As of the date hereof, Purchaser can issue approximately 16.1 million shares of its Class A Common Stock without increasing its authorized capital. Purchaser has filed its preliminary proxy statement with the Commission on April 30, 2012, which contains a proposal in respect of the issuance and sale of shares to TW Investor and RSL Investor.  The Annual General Meeting is expected to be held after the Payment Date of the Offers, if there are no amendments or extensions of the Offer.  An affiliate of Ronald S. Lauder, who holds approximately 70.2% of the voting power of Purchaser’s capital stock pursuant to its holdings of Class A Common Stock and Class B Common Stock and the Voting Agreement (as defined herein) has delivered an irrevocable proxy on April 30, 2012 to vote in favor of this proposal, which would be sufficient to approve the proposal.

Purpose of the Consent Solicitation

The principal purpose of the Consent Solicitation, which is being made in connection with the Offer, is to obtain your consents to amend the indenture under which the Notes were issued to eliminate specified covenants, to make certain amendments to a specified covenant and to eliminate specified events of default and to modify other related provisions contained in the indenture governing the Notes.  See Item 9, “The Proposed Amendments” in this Offer to Purchase.

2.	Terms of the Tender Offer and Consent Solicitation.

Offer and Purchase Price.  Upon the terms and subject to the conditions of the Offer (including, if the Offer is amended or extended, the terms and conditions of any amendment or extension), Purchaser hereby offers to purchase for cash up to $129,700,000 in aggregate principal amount of Purchaser’s outstanding Notes that are validly tendered and not validly withdrawn prior to the Expiration Date for the Purchase Price of $1,000 per $1,000 principal amount of the Notes so purchased, plus Accrued Interest on such Notes, if any.

Concurrently with this Tender Offer, Purchaser is also soliciting, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Consent and Letter of Transmittal, consents to the adoption of the Proposed Amendments to the indenture governing the Notes.  Purchaser is not offering any separate or additional payment for the consents.  Pursuant to the terms of the indenture governing the Notes, the Proposed Amendments require the satisfaction of the Requisite Consents Condition.

Upon the terms and subject to the satisfaction or waiver of all conditions set forth herein and in the Consent and Letter of Transmittal, Purchaser will, promptly after the Expiration Date, accept for payment up to $129,700,000 in aggregate principal amount of Purchaser’s outstanding Notes validly tendered and not validly withdrawn prior to such Expiration Date.

If a Holder validly tenders its Notes prior to the Expiration Date and does not validly withdraw its Notes prior to the Expiration Date and Purchaser accepts such Notes for payment, upon the terms and subject to the conditions of the Offer, Purchaser will pay the Purchase Price plus Accrued Interest for such Notes on the Payment Date.

Notes may be tendered and accepted for payment pursuant to the Tender Offer only in principal amounts of $1,000 or an integral multiple thereof.

As of April 30, 2012, there was $179,200,000 in aggregate outstanding principal amount of Notes, including $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser.  Purchaser is seeking to purchase up to $129,700,000, or 72.4%, of the aggregate outstanding principal amount of Notes. The CUSIP number for the Notes is 153443AD8.  The $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V. will not be tendered in the Offer and will be cancelled within three business days following the Payment Date.

The Purchase Price for Notes accepted for payment will be paid on the Payment Date, which will be promptly after the Expiration Date.  Such payments will be made by the deposit of immediately available funds by Purchaser with the Depositary or, upon its instructions, DTC.  The Depositary and/or DTC will act as agent for the tendering Holders for the purpose of receiving payments from Purchaser and transmitting such payments to such Holders.  See Item 5, “Acceptance of Notes for Payment; Accrual of Interest” in this Offer to Purchase.

Accrued Interest.  If a Holder validly tenders its Notes prior to the Expiration Date and Purchaser accepts such Notes for payment, upon the terms and subject to the conditions of the Offer, Purchaser will also pay to such Holder all accrued and unpaid interest on such Notes, if any, up to, but not including, the Payment Date.  On the Payment Date, Purchaser will deposit with the Depositary, or upon the Depositary’s instructions, DTC, in respect of, and the Depositary or DTC, as the case may be, will thereafter transmit to the Holders of Notes accepted for payment the Purchase Price and Accrued Interest.  Under no circumstances will any additional interest be payable because of any delay in the transmission of funds to the Holders of purchased Notes.

Conditions.  Purchaser’s obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the Offer is conditioned upon the satisfaction or waiver, on or prior to the Expiration Date, of: (i) the TW Loans Condition, which includes that Purchaser has accepted validly tendered Notes for purchase according to the terms of the Offer and other customary conditions; (ii) the Requisite Consents Condition; and (iii) the additional general conditions discussed under Item 10, “Conditions of the Offer” in this Offer to Purchase.  Purchaser expressly reserves the right, in its sole discretion but subject to applicable law, to: (a) waive any and all of the conditions of the Offer prior to the Expiration Date; (b) extend the Expiration Date of the Offer; (c) amend the terms of the Offer; or (d) if the conditions to the Offer are not satisfied, terminate the Offer and not accept for payment any Notes tendered in the Offer.  If any condition to the Offer is not satisfied or waived by Purchaser on or prior to the Expiration Date, Purchaser will not be obligated to accept for purchase or to pay for any Notes with respect to the Offer and any Notes previously tendered in the Offer will be returned to the tendering Holders.  Purchaser, however, may accept tenders even if the Requisite Consents Condition is not satisfied.  Under Rule 13e-4(f)(5) promulgated under the Exchange Act, an offeror is required to pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.

Consent Solicitation.  Under the terms of this Offer to Purchase and the Consent and Letter of Transmittal, the completion, execution and delivery of the Consent and Letter of Transmittal and any additional documents required thereby by a Holder in connection with the tender of Notes prior to 12:00 Midnight, New York City time, on the Expiration Date will be deemed to constitute the delivery of consents to the Proposed Amendments by that tendering Holder with respect to such Holder’s Notes and will entitle the tendering Holder to receive the applicable Purchase Price for the Notes.

Holders may not: (1) tender their Notes without delivering the related consents; or (2) deliver consents without tendering the related Notes.  Notes tendered may be withdrawn and consents may be revoked at any time on or prior to the Expiration Date.  A valid withdrawal of Notes will render the corresponding consents defective.  Consents provided in connection with a tender of Notes cannot be revoked without a valid withdrawal of the related Notes.  Accordingly, a purported revocation of consents provided in connection with a tender of Notes without a concurrent valid withdrawal of the related Notes will not render the tender of Notes or the related consents defective.

Upon the terms and subject to the satisfaction or waiver of all conditions set forth herein and in the Letter of Transmittal, Purchaser will, promptly after the Expiration Date, accept for payment up to $129,700,000 in aggregate principal amount of Purchaser’s outstanding Notes validly tendered and not validly withdrawn prior to such Expiration Date, which payment will be made by the deposit of immediately available funds by Purchaser with the Depositary or, upon its instructions, DTC.

Holders, by delivering their consents, authorize and direct the Trustee to enter into the Supplemental Indenture (as defined herein) containing the Proposed Amendments substantially in the form attached hereto as Annex A.

The Proposed Amendments to the indenture governing the Notes would delete in their entirety certain sections of the indenture.  See Item 9, “The Proposed Amendments” in this Offer to Purchase.  Pursuant to the terms of the indenture governing the Notes, upon satisfaction of the Requisite Consents Condition, Purchaser intends to enter into, and to use its reasonable best efforts to cause the trustee and any other necessary parties to enter into, a supplemental indenture (a form of which is attached to this Offer to Purchase as Annex A) (the “Supplemental Indenture”) to effect the Proposed Amendments with respect to the indenture governing the Notes, which is expected to occur on or shortly after the Expiration Date.  The Supplemental Indenture will become effective upon execution, but will provide that the Proposed Amendments with respect to the Tender Offer will not become operative until the Acceptance Date (as defined herein).   If the Proposed Amendments are adopted and the Offer is completed, the Notes that are not tendered, or that are not accepted for payment pursuant to the Offer, will remain outstanding but will be subject to the terms of the indenture governing the Notes, as modified by the Supplemental Indenture, a form of which is attached to this Offer to Purchase as Annex A.  Therefore, the adoption of the Proposed Amendments may have adverse consequences for holders of Notes who elect not to tender their Notes in the Tender Offer.  See Item 3, “Certain Significant Considerations” in this Offer to Purchase.

Tenders of Notes may be withdrawn and consents may be revoked at any time on or prior to the Expiration Date by following the procedures set forth under Item 7, “Withdrawal of Tenders and Revocation of Consents” in this Offer to Purchase.

Holders who do not tender their Notes for purchase pursuant to the Tender Offer or who withdraw their Notes on or prior to the Expiration Date will continue to: (1) hold Notes pursuant to the terms of the indenture governing the Notes and, if the Requisite Consents Condition is satisfied, the Supplemental Indenture containing the Proposed Amendments; and (2) have the right, subject to the conditions specified in the indenture governing the Notes, to convert the Notes into shares of Purchaser’s Class A Common Stock.

The Notes purchased in the Offer will cease to be outstanding and will be delivered to the trustee for cancellation immediately after such purchase.  After we purchase Notes in the Offer, the trading market for the Notes may be significantly more limited, which may adversely affect the liquidity of the Notes.  Moreover, the Notes held by CME Media Enterprises B.V. will be cancelled following the Offer, further reducing the aggregate principal amount of Notes outstanding.  The extent of the market for the Notes and the availability of market quotations will depend upon the number of Holders remaining at such time, the interest in maintaining a market in the Notes on the part of securities firms and other factors.  There is no assurance that an active market in the Notes will exist and no assurance as to the prices at which the Notes may trade after the consummation of the Offer.

If less than all of the principal amount of Notes held by a Holder is tendered and accepted pursuant to the Offer, Purchaser will issue, and the trustee will authenticate and deliver to or on the order of the Holder thereof, at the expense of Purchaser, new Notes of authorized denominations, in a principal amount at maturity equal to the portion of the Notes not tendered or not accepted, as the case may be, as promptly as practicable after the Expiration Date.

Expiration of the Offer.   The term “Expiration Date” with respect to the Offer means 12:00 Midnight, New York City time, on Friday, May 25, 2012 unless and until Purchaser shall, in its sole discretion, have extended this period with respect to that Offer, in which event the term “Expiration Date” shall mean the new time and date as determined by Purchaser.  Purchaser may extend the Expiration Date for any purpose, including to permit the satisfaction or waiver of all conditions to the Offer or for any other reason.  During any extension of the Offer, Notes previously tendered and all related consents previously delivered pursuant to the Offer (and not validly withdrawn) will remain subject to the Offer.  In order to extend the Expiration Date, Purchaser will notify the Depositary and will make a public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.  Any such announcement will state that Purchaser is extending the Offer for a specified period or on a daily basis.  Without limiting the manner in which Purchaser may choose to make a public announcement of any extension of the Offer, Purchaser will not, unless required by law, have any obligation to publish, advertise or otherwise communicate any such public announcement, other than issuing a timely press release.

Amendment; Extension; Waiver; Termination.  Purchaser expressly reserves the right, in its sole discretion but subject to applicable law, to: (i) waive any and all of the conditions of the Offer prior to the Expiration Date; (ii) extend the Expiration Date of the Offer; (iii) amend the terms of the Offer; or (iv) if the conditions to the Offer are not satisfied, terminate the Offer and not accept for payment any Notes tendered in the Offer.  Any extension, amendment or termination will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date.  The foregoing rights are in addition to Purchaser right to delay the acceptance for payment of Notes tendered pursuant to the Offer, or the payment for Notes accepted for payment, in order to permit any or all conditions to the Offer to be satisfied or waived or to comply in whole or in part with any applicable law, subject, in each case, however, to Rules 13e-4 and 14e-1 under the Exchange Act, which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.  The rights reserved by Purchaser in this paragraph are in addition to Purchaser’s rights to terminate the Offer described under Item 10, “Conditions of the Offer” in this Offer to Purchase.

There can be no assurance that Purchaser will exercise its right to terminate or amend the Offer.  Irrespective of any amendment to the Offer, all Notes previously tendered pursuant to the Offer and not accepted for purchase or withdrawn will remain subject to the Offer and may be accepted thereafter for payment by Purchaser.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional materials relating to the Offer and extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act.  In addition, Purchaser may, if it deems appropriate, extend the Offer for any other reason.  If the consideration to be paid in the Offer is increased or decreased, the principal amount of Notes subject to the Offer is increased or decreased, or another material change is made to the terms of the Offer, the Offer will remain open at least 10 business days from the date Purchaser first gives notice of such change to holders of Notes subject to the Offer, by press release or otherwise.

If for any reason the acceptance for payment of, or (whether before or after any Notes have been accepted for payment pursuant to the Offer), the payment for, Notes subject to the Offer is delayed or if Purchaser is unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer, tendered Notes may be retained by the Depositary on behalf of Purchaser and may not be withdrawn (subject to Rule 14e-1(c) under the Exchange Act, which requires that the offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer).  In addition to being limited by Rule 14e-1(c) under the Exchange Act, our reservation of the right to delay payment for Notes which we have accepted for payment pursuant to as Offer is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that the offeror pay the consideration offered or return the securities tendered pursuant to a tender offer promptly after termination or withdrawal of that tender offer.

Pursuant to Rule 13e-4 under the Exchange Act, we have filed with the Commission a Tender Offer Statement on Schedule TO (the “Schedule TO”) which contains additional information with respect to the Offer.  The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as set forth under “Incorporation of Documents by Reference” in this Offer to Purchase.

Concurrent Offers.  Concurrently with the announcement of this Offer, Purchaser announced the tender offer for up to the Euro equivalent of $170.0 million aggregate principal amount of the 2014 Notes and the 2016 Notes in the Euro Offers, although Purchaser reserves the right, in its sole discretion, to accept significantly less than or significantly more than such amount for purchase pursuant to the Euro Offers.  Payment for the 2014 Notes and the 2016 Notes, to the extent that tenders for either series of notes are accepted by Purchaser, will be made through either Clearstream Banking, société anonyme, or Euroclear Bank S.A./N.V.   The Euro Offers are expected to have the same expiration and settlement dates as the Offer.  None of the Offer, the 2014 Notes Offer or the 2016 Notes Offer is conditioned on the commencement or the completion of the other offers.

3.	Certain Significant Considerations.

The following considerations, in addition to the other information described elsewhere herein or incorporated by reference herein, should be carefully considered by each Holder before deciding whether to tender Notes and deliver the related consents pursuant to the Offer.

Position of Purchaser Concerning the Offer.  A  special committee of our board of directors has approved the Offer.  However, neither we nor any member of our board of directors, the Dealer Manager, the Information Agent or the Depositary makes any recommendation to any holder whether to tender or refrain from tendering any or all of such holder’s Notes or consent or refrain from consenting to the Proposed Amendments and none of them has authorized any person to make any such recommendation.  Holders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to tender Notes, and, if so, the principal amount of Notes to tender or whether to consent to the Proposed Amendments.

Substantial Existing Indebtedness.  Purchaser has substantial existing debt.  On March 31, 2012, the outstanding amount of indebtedness of Purchaser and its subsidiaries on a consolidated basis was approximately $1.4 billion.

Purchaser will continue to have substantial indebtedness after the Offer and Euro Offers are consummated, in part because the Offer and Euro Offers are expected to be financed, in whole or in part, with new indebtedness under the TW Loans.  The amount of Purchaser’s indebtedness and restrictions contained in Purchaser’s credit documents, including the indentures for indebtedness outstanding other than the Notes and the TW Credit Facility and in the indentures governing the Notes, may limit Purchaser’s ability to effect future financings in the event Purchaser should deem it necessary or desirable to raise additional capital.  In particular, the TW Credit Facility prohibits Purchaser and its subsidiaries from incurring “ratio debt” under the indentures for the 2016 Notes and the 9.0% senior secured notes due 2017.   Furthermore, there can be no assurance that Purchaser will have sufficient earnings, access to liquidity or cash flow in the future to meet its debt service obligations under the Notes that remain outstanding following consummation of the Offer.

From time to time after ten business days following the termination of the Offer, Purchaser or its affiliates may acquire Notes, if any, that remain outstanding, whether or not the tender offer is consummated, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid pursuant to the tender offer and could be for cash or other consideration.  Alternatively, subject to the provisions of the Notes and the indenture governing the Notes, Purchaser may choose to redeem the Notes.  There can be no assurance as to which, if any, of these alternatives (or combinations thereof) Purchaser or its affiliates will pursue.

For additional information about Purchaser’s indebtedness, capitalization and financial condition, see Purchaser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and the other information incorporated by reference herein.  See “Available Information” and “Incorporation of Documents by Reference” in this Offer to Purchase.

Conditions to the Consummation of the Offer and Related Risks.  Each of these conditions is described in more detail in Item 10, “Conditions of the Offer” in this Offer to Purchase. There can be no assurance that such conditions will be met or that, in the event the Offer is not consummated, the market value and liquidity of the Notes subject to the Offer will not be materially adversely affected.  In the event the Offer is consummated, any trading market for the remaining outstanding Notes may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of any trading in the Notes.  Although you may be able to sell Notes that you do not tender after the Expiration Date, we cannot predict or assure you the price at which you will be able to sell such Notes, which may be higher or lower than the purchase price paid by us in the Offer. Settlement of the Offer will further reduce the liquidity of the Notes, and there can be no assurance that holders of the Notes after the completion of the Offer will be able to find willing buyers for their Notes after the Offer.  See also Item 1, “Purpose of the Tender Offer and Consent Solicitation” in this Offer to Purchase.

The closing price of our common stock on Nasdaq on April 27, 2012 was $8.00 per share of Class A Common Stock. The current conversion rate for the Notes is 9.5238 shares of Class A Common Stock per $1,000 principal amount of Notes (which is equal to a conversion price of approximately $105.00 per share of Class A Common Stock).  The market price of the Class A Common Stock underlying the Notes may be adversely affected, thereby affecting the value of the Notes that you do not tender, in the event that the Class A Common Stock is diluted by the Equity Transactions and/or the conversion of Purchaser’s Class B Common Stock, held by TW and RSL Investor into Class A Common Stock, each as described in Item 8, “Source and Amount of Funds” of this Offer to Purchase.

Effect of the Proposed Amendments; Notes that Remain Outstanding May be Illiquid.  Notes not tendered and purchased in the Offer will remain outstanding.  If the Proposed Amendments become operative, the Notes that are not tendered and purchased pursuant to the Tender Offer will be subject to the terms of the indenture pursuant to which such Notes were issued as modified by the Supplemental Indenture.  In addition, as a result of the adoption of the Proposed Amendments, a specified covenant will be amended and specified covenants, events of default and certain related provisions in the indenture governing the Notes will be eliminated from the indenture governing the Notes and Holders of Notes that are not tendered, or that are not accepted for payment pursuant to the Offer will no longer be entitled to the benefits of such covenants, events of default and related provisions.  The approval of these Proposed Amendments will permit Purchaser to take other actions that could be materially adverse to the non-tendering Holders and could negatively impact the price at which the outstanding Notes may trade.  See Item 9, “The Proposed Amendments” in this Offer to Purchase.

If the Proposed Amendments do not become operative, the terms and conditions governing the Notes, including the covenants and events of default and other protective provisions contained in the indenture governing the Notes, will remain unchanged.

In addition, as a result of the consummation of the Offer and the adoption of the Proposed Amendments, the aggregate principal amount of Notes that is outstanding may be significantly reduced.  Moreover, CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser, holds $49,500,000 in aggregate principal amount of Notes.  The $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V. will not be tendered in the Offer and will be cancelled within three business days following the Payment Date.  This may have adverse consequences for Holders that elect not to tender Notes in the Offer, including the following: (i) Holders of Notes outstanding after consummation of the Offer and effectiveness of the Proposed Amendments will not be entitled to the benefit of specified covenants and events of default presently contained in the indenture governing the Notes; and (ii) the trading market for Notes not tendered in response to the Offer is likely to be significantly more limited.

Effect of Recent Credit Rating Downgrades; Notes that Remain Outstanding May Have a Lower Market Price and/or be Illiquid.  On April 25, 2012, Standard & Poor's Ratings Services (“S&P”) lowered its long-term corporate credit rating on Purchaser to 'B-' from 'B' with a negative outlook.  S&P also lowered to 'CCC+' from 'B-' the issue ratings on the Notes, the 2014 Notes and the 2016 Notes among other series of Purchaser’s outstanding debt securities.  S&P views Purchaser’s liquidity as "less than adequate" under its criteria.  The downgrade by S&P of Purchaser and its securities may adversely affect the market price and/or the liquidity of the Notes and Holders that elect not to tender Notes in the Offer may be subject to further downgrades, which could further affect the market price and/or the liquidity of the Notes and the Notes, the 2014 Notes and the 2016 Notes may be deemed to be in “selective default” as a result of the Offer and Euro Offers.  Furthermore, there can be no assurance S&P will not revise its outlook to stable and/or raise its corporate credit rating on Purchaser depending on its views of the Offer and Euro Offers (as well as the financing thereof, including the Equity Transactions) and their successful completion, if any, which could increase the market price of the Notes, including those Notes tendered prior to such action, if any.

Note Purchases Following the Expiration Date. From time to time after the tenth business day following the Expiration Date or other date of termination of the Offer, Purchaser or its affiliates may acquire any Notes that are not tendered pursuant to the Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as Purchaser may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration.  There can be no assurance as to which, if any, of these alternatives (or combinations thereof) Purchaser or its affiliates will choose to pursue in the future.

4.	Certain Information Concerning Purchaser.

Purchaser is a media and entertainment company operating leading broadcast, production and distribution and new media businesses in Central and Eastern Europe.  Purchaser’s assets are held through a series of Dutch and Curaçao holding companies.  Purchaser manages its business on a divisional basis, with three operating segments:  Broadcast, Media Pro Entertainment, our production and distribution division, and New Media.  Purchaser operates mainly in Bulgaria, Croatia, the Czech Republic, Romania, the Slovak Republic and Slovenia.

Purchaser was incorporated under the laws of Bermuda on June 15, 1994.  Article 6 of Purchaser’s memorandum of association states its objective to, among other things, act as and perform all of the functions of a holding company and to provide financing and financial services to its subsidiaries and affiliates.  Purchaser is registered with the Registrar of Companies in Bermuda with registration number 19574.  Purchaser’s website is located at www.cme.net.  The information on its website is not part of this Offer to Purchase.

Purchaser’s registered offices are located at Mintflower Place, 4th Floor, 8 Par-La-Ville Road, Hamilton HM08, Bermuda, and its telephone number is +1-441-295-7149.  A subsidiary of Purchaser maintains offices at Křiženeckého náměstí 1078/5, 152 00 Prague 5 - Barrandov, Czech Republic and 85 Tottenham Court Road, London, W1T 4TQ, United Kingdom.

5.	Acceptance of Notes for Payment; Accrual of Interest.

Acceptance of Notes for Payment.

Upon the terms and subject to the conditions set forth herein and in the Consent and Letter of Transmittal, Purchaser will, promptly after the Expiration Date, accept for payment up to $129,700,000 in aggregate principal amount of Purchaser’s outstanding Notes validly tendered (or defectively tendered, if such defect has been waived by Purchaser) and not validly withdrawn pursuant to the Offer prior to Expiration Date (the “Acceptance Date”).  The Payment Date will be promptly after the Expiration Date.  Any Notes so tendered and accepted for payment pursuant to the Offer will be cancelled.

Purchaser, at its option, may elect to extend an Expiration Date with respect to the Offer to a later date and time announced by Purchaser, provided that public announcement of that extension will be made not later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date.

Purchaser expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment any Notes tendered in the Offer if any of the conditions set forth under Item 10, “Conditions to the Offer” in this Offer to Purchase have not been satisfied or waived by Purchaser or in order to comply in whole or in part with any applicable law.  In addition, Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment, or payment, for Notes tendered in the Offer in order to permit any or all of those conditions to be satisfied or waived or to comply in whole or in part with any applicable law, subject in each case, however, to Rules 13e-4 and 14e-1(c) under the Exchange Act (which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer).  In all cases, payment for Notes accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing such Notes (or confirmation of book-entry transfer of such Notes), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof or satisfaction of DTC’s ATOP procedures) on or prior to the Expiration Date, and any other documents required thereby.

Upon the terms and subject to the conditions set forth herein and in the Consent and Letter of Transmittal, after the Expiration Date, Purchaser will be deemed to have accepted for payment, and thereby purchased, all Notes validly tendered and not validly withdrawn prior to such Expiration Date as, if and when Purchaser gives written notice to the Depositary of its acceptance for payment of such Notes.  Holders of Notes that tender their Notes in the Tender Offer and thereby deliver their consents to the Proposed Amendments, on or prior to the Expiration Date, will be entitled to receive the Purchase Price for such Notes.  On the Payment Date, Purchaser will deposit with the Depositary, or upon the Depositary’s instructions, DTC, in respect of, and the Depositary or DTC, as the case may be, will thereafter transmit to the Holders of Notes accepted for payment the Purchase Price and Accrued Interest.

If Purchaser extends the Offer or delays its acceptance for payment, or payment, for Notes tendered in the Offer for any reason, then, without prejudice to Purchaser’s rights under that Offer, the Depositary may retain tendered Notes on behalf of Purchaser.  However, the ability of Purchaser to delay such acceptance or payment is limited by Rules 13e-4 and 14e-1(c) under the Exchange Act as described above.

Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Notes tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of a tendering Holder to receive payment from Purchaser for its Notes validly tendered and accepted for payment pursuant to that Offer.

If the Offer is terminated or the Notes are validly withdrawn prior to the Expiration Date, or the Notes are not accepted for payment, the Purchase Price will not be paid or become payable.  If any tendered Notes are not purchased pursuant to the Offer for any reason, or certificates are submitted evidencing more Notes than are tendered, such Notes not purchased will be returned, without expense, to the tendering Holder (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at DTC from which such Notes were delivered), unless otherwise requested by such Holder as provided under “Special Delivery Instructions” in the Consent and Letter of Transmittal, promptly following the Expiration Date or termination of the Offer.

Accrual of Interest.  If a Holder validly tenders its Notes prior to the Expiration Date and Purchaser accepts such Notes for payment, upon the terms and subject to the conditions of the Offer, Purchaser will also pay to such Holder all accrued and unpaid interest on such Notes, if any, up to, but not including, the Payment Date.  On the Payment Date, Purchaser will deposit with the Depositary, or upon the Depositary’s instructions, DTC, in respect of, and the Depositary or DTC, as the case may be, will thereafter transmit to the Holders of Notes accepted for payment the Purchase Price and Accrued Interest.  Under no circumstances will any additional interest be payable because of any delay in the transmission of funds to the Holders of purchased Notes.

6.	Procedures for Tendering Notes and Delivering Consents.

The method of delivery of Notes and the Consent and Letter of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent’s Message transmitted through ATOP, is at the election and risk of the person tendering Notes, delivering the Consent and Letter of Transmittal and, except as otherwise provided in the Consent and Letter of Transmittal, delivery will be deemed made only when actually received by the Depositary.  If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date.  Notes may be tendered and accepted for payment pursuant to the Tender Offer only in principal amounts of $1,000 or an integral multiple thereof.

Proper Tender of Notes.  For Notes held through a broker, dealer, commercial bank, trust company or other nominee to be validly tendered pursuant to the Offer, the Depositary must receive confirmation of receipt of such Notes from DTC pursuant to the DTC transfer procedures outlined below on or prior to the Expiration Date.  For Notes held in certificated form, the certificates evidencing such Notes together with a properly completed and duly executed Consent and Letter of Transmittal (or a facsimile thereof), including any required signature guarantees and any other documents required by the Consent and Letter of Transmittal, must be received on or prior to the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase.  The tender of Notes pursuant to the Offer and pursuant to one of these procedures (subject to the right to withdraw tendered Notes set forth in Item 7, “Withdrawal of Tenders and Revocation of Consents” in this Offer to Purchase) will constitute a binding agreement between the tendering Holder and Purchaser with respect to the Offer upon subsequent acceptance of such tender by Purchaser in accordance with the terms and subject to the conditions set forth herein and in the Consent and Letter of Transmittal regardless of whether such tendering Holder is required to complete and submit a Consent and Letter of Transmittal.

Unless the Notes being tendered are deposited with the Depositary on or prior to the Expiration Date (accompanied by a properly completed and duly executed Consent and Letter of Transmittal (or a facsimile thereof) or a properly transmitted Agent’s Message), Purchaser may, at its option, reject such tender.  Payment for the Notes will be made only against deposit of the tendered Notes and delivery of any other required documents.

A special committee of Purchaser is not providing for procedures for tenders of Notes to be made by guaranteed delivery.  Accordingly, Holders desiring to tender their Notes on the Expiration Date should note that they must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on the Expiration Date.

Tender of Notes and Delivery of Consent.  The tender by a Holder pursuant to the Offer (and subsequent acceptance of such tender by Purchaser) pursuant to one of the procedures set forth below will constitute a binding agreement between such holder and Purchaser with respect to the Offer in accordance with the terms and subject to the conditions set forth herein and in the Consent and Letter of Transmittal.

Additionally, the tender of Notes on or before the Expiration Date pursuant to the Tender Offer and in accordance with the procedures described below will be deemed to constitute the delivery of consent with respect to the Notes tendered.  Holders of Notes may not deliver consents without tendering their Notes in the tender offer.

Tender of Notes Held in Physical Form.  To tender Notes held in physical form properly pursuant to the Offer, a properly completed Letter of Transmittal (or a manually signed facsimile thereof) duly executed by the holder thereof, and any other documents required by the Consent and Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and certificates representing such Notes must be received by the Depositary at such address on or prior to the Expiration Date.  The Consent and Letter of Transmittal and Notes should be sent only to the Depositary and should not be sent to Purchaser, the Information Agent or the Dealer Manager.

If the Notes are registered in the name of a person other than the signer of the Consent and Letter of Transmittal, then, in order to tender such Notes pursuant to the Offer, the Notes must be endorsed or accompanied by an appropriate written instrument or instruments of transfer signed exactly as the name(s) of such holder(s) appear(s) on the Notes, with the signature(s) on the Notes or instruments of transfer guaranteed as provided below.  If these procedures are followed by a beneficial owner tendering Notes on or prior to the Expiration Date, the holder or holders of such Notes must sign a valid proxy pursuant to the Consent and Letter of Transmittal.

Tender of Notes Held Through Custodian.  Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes pursuant to the Offer and deliver the Consent and Letter of Transmittal should contact such registered holder promptly and instruct such holder to tender Notes and deliver the Consent and Letter of Transmittal on such beneficial owner’s behalf.  Instructions to the Consent and Letter of Transmittal are enclosed in the materials provided along with this Offer to Purchase which may be used by a beneficial owner in this process to instruct the registered holder to tender Notes.  If such beneficial owner wishes to tender such Notes and deliver the related consents himself, such beneficial owner must, prior to completing and executing the Consent and Letter of Transmittal and delivering such Notes and the related consents, either make appropriate arrangements to register ownership of the Notes in such beneficial owner’s name or follow the procedures described in the immediately preceding paragraph.  The transfer of record ownership may take considerable time.

Tender of Notes Held Through DTC.  The Depositary and DTC have confirmed to us that the Offer is eligible for transfer through DTC’s ATOP procedures.  Accordingly, DTC participants may electronically transmit their acceptance of the Offer by causing DTC to transfer Notes to the Depositary in accordance with DTC’s ATOP procedures for such a transfer.  DTC will then send an Agent’s Message to the Depositary.  Holders tendering through DTC’s ATOP procedures are not required to complete and send a copy of the Consent and Letter of Transmittal to the Depositary in order to validly tender their Notes.

The Depositary will establish and maintain an account with respect to the Notes at DTC promptly after the date of this Offer to Purchase (to the extent such arrangements have not been made previously by the Depositary), and any financial institution that is a participant in DTC and whose name appears on a security position listing as the owner of the Notes may make delivery of Notes by causing DTC to transfer such Notes into the Depositary’s account in accordance with the ATOP procedures for such transfer.  The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary which states that DTC has received an express acknowledgment from the DTC participant:  (i) tendering Notes which are held through DTC; and (ii) acknowledging that such DTC participant has received and agrees to be bound by the terms of the Offer, as set forth in this Offer to Purchase and the Consent and Letter of Transmittal, and that Purchaser may enforce such agreement against such participant.  The Depositary’s confirmation of an Agent’s Message, and transfer of Notes into the Depositary’s account at DTC, form a “Book-Entry Confirmation” pursuant to the ATOP procedures.  The Agent’s Message must be received on or before the Expiration Date to effectively deliver consents.

Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes pursuant to the Offer should contact such registered Holder promptly and instruct such registered Holder to tender Notes on such beneficial owner’s behalf through the ATOP procedures.

If a beneficial owner wishes to tender Notes and deliver the related consents himself, such beneficial owner must, prior to completing and executing the Consent and Letter of Transmittal and delivering such Notes and the related consents, make appropriate arrangements to register ownership of the Notes in such beneficial owner’s name.  The transfer of record ownership may take considerable time.

Signature Guarantees.  Signatures on the Consent and Letter of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program (a “Medallion Signature Guarantor”), unless the Notes tendered, along with the related consents, are tendered and delivered:  (i) by a registered Holder (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) who has not completed any of the boxes entitled “Special Payment Instructions” or “Special Delivery Instructions” on Consent and the Consent and Letter of Transmittal; or (ii) for the account of a member firm of a registered national securities exchange, a member of the  Financial Industry Regulatory Authority, Inc.  or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an “Eligible Institution”).  If the Notes are registered in the name of a person other than the signer of the Consent and Letter of Transmittal or if Notes not accepted for payment or not tendered are to be returned to a person other than the registered holder, then the signature on the Consent and Letter of Transmittal accompanying the tendered Notes must be guaranteed by a Medallion Signature Guarantor as described above.  See the Instructions to the Consent and Letter of Transmittal.

Mutilated, Lost, Stolen or Destroyed Certificates.  If a holder desires to tender Notes, but the certificates evidencing such Notes have been mutilated, lost, stolen or destroyed, such holder should contact the Depositary to receive information about the procedures for obtaining replacement certificates for Notes.

Effect of the Agent’s Message or Letter of Transmittal.  Subject to and effective upon the acceptance for purchase of and payment for Notes tendered thereby, by executing and delivering a Consent and Letter of Transmittal in the Offer (or, in the case of a DTC transfer, by the transmission of an Agent’s Message), a tendering Holder:  (i) irrevocably sells, assigns and transfers to, or upon the order of, Purchaser all right, title and interest in and to all the Notes tendered thereby, waives any and all other rights with respect to such Notes (including without limitation, any existing or past defaults and their consequences in respect of the Notes and the Indenture under which the Notes were issued) and releases and discharges Purchaser from any and all claims such Holder may have now, or may have in the future, arising out of, or related to, such Notes, including without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to such Notes, to participate in any redemption or defeasance of the Notes or to be entitled to any of the benefits under the Indenture; and (ii) irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of such holder (with full knowledge that the Depositary also acts as agent of Purchaser) with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to: (a) deliver certificates representing such Notes and the related consents, or transfer ownership of such Notes, on the account books maintained by any of the book-entry transfer facilities, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of Purchaser; (b) present such Notes and the related consents for transfer on the security register for the Notes; and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have the rights to, or control over, funds from Purchaser, except as agent of Purchaser, for the Purchase Price for any Notes tendered pursuant to the Offer that are purchased by Purchaser), all in accordance with the terms of the Offer.

Tendering Holders that transmit their acceptance through ATOP shall be deemed to have consented to the Proposed Amendments if received on or before the Expiration Date.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Notes and the related consents pursuant to any of the procedures described above and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by Purchaser, in its sole discretion, which determination will be final and binding.  Purchaser reserves the absolute right to reject any or all tenders of any Notes and the related consents determined by it not to be in proper form or if the acceptance of or payment for such Notes may, in the opinion of Purchaser’s counsel, be unlawful.  Purchaser also reserves the absolute right, in its sole discretion, to waive or amend any condition to the Offer that it is legally permitted to waive or amend and waive any defect or irregularity in any tender with respect to Notes of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders.

Purchaser’s interpretation of the terms and conditions of the Offer (including the Consent and Letter of Transmittal and the instructions thereto) will be final and binding.

Compliance with “Short Tendering” Rule.  It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender Notes for his own account unless the person so tendering:  (i) has a net long position equal to or greater than the aggregate principal amount of the Notes being tendered; and (ii) will cause such Notes to be delivered in accordance with the terms of the Offer.  Rule 14e-4 under the Exchange Act provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of Notes in the Offer under any of the procedures described above will constitute a binding agreement between the tendering holder and Purchaser with respect to the Offer upon the terms and subject to the conditions of the Offer, including the tendering holder’s acceptance of the terms and conditions of the Offer, as well as the tendering holder’s representation and warranty that:  (i) such holder has a net long position in the Notes being tendered pursuant to the Offer within the meaning of Rule 14e-4 under the Exchange Act; and (ii) the tender of such Notes complies with Rule 14e-4 under the Exchange Act.

No tender will be deemed to have been validly made until all defects or irregularities in such tender have been cured or waived.  None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any tender of any Notes or notice of withdrawal or will incur any liability for failure to give any such notification.

PLEASE SEND ALL MATERIALS TO THE DEPOSITARY AND NOT TO THE DEALER MANAGER OR THE TRUSTEE.

7.	Withdrawal of Tenders and Revocation of Consents.

A tender of Notes pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, but no consideration shall be payable in respect of Notes so withdrawn.  A valid withdrawal of tendered Notes effected on or prior to the Expiration Date will constitute the concurrent valid revocation of such holder’s related consents.  Consents provided in connection with a tender of Notes cannot be revoked without a valid withdrawal of the related Notes.  Accordingly, a purported revocation of such consents without a concurrent valid withdrawal of the related Notes will not render the tender of the Notes or the related consents defective.

If, for any reason whatsoever, acceptance for payment of, or payment for, any Notes tendered pursuant to the Offer is delayed (whether before or after Purchaser’s acceptance for payment of Notes) or Purchaser is unable to accept for payment or pay for the Notes tendered pursuant to the Offer, Purchaser may (without prejudice to its rights set forth herein) instruct the Depositary to retain tendered Notes, and such Notes may not be withdrawn (subject to Rule 14e-1(c) under the Exchange Act, which requires that the offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer).

For a withdrawal of Notes tendered pursuant to the Offer to be effective, a written or facsimile transmission notice of withdrawal or revocation must be received by the Depositary prior to the Expiration Date at its address set forth on the back cover of this Offer to Purchase or by a properly transmitted “Request Message” through ATOP.  Any such notice of withdrawal must:

•
specify the name of the person who tendered the Notes to be withdrawn and the name of the DTC participant whose name appears on the security position listing as the owner of such Notes, if different from that of the person who deposited the Notes;

•
contain the aggregate principal amount of Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Notes (unless such Notes were tendered by book-entry transfer) and the aggregate principal amount represented by such Notes and the number of the account at DTC to be credited with the withdrawn Notes;

•
unless transmitted through ATOP, be signed by the holder thereof in the same manner as the original signature on the Consent and Letter of Transmittal, including any required signature guarantee(s); and

•
if the Consent and Letter of Transmittal was executed by a person other than the DTC participant whose name appears on a security position listing as the owner of the Notes, be accompanied by a properly completed irrevocable proxy that authorized such person to effect such withdrawal on behalf of such Holder.

Any permitted withdrawal of tendered Notes may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered and will constitute the concurrent valid revocation of such Holder’s consents; provided, however, that properly withdrawn Notes may be re-tendered and the related consents re-delivered, by again following one of the appropriate procedures described in Item 6, “Procedures for Tendering Notes and Delivering Consents,” at any time on or prior to the Expiration Date.

If you tendered your Notes through a broker, dealer, commercial bank, trust company or other nominee and wish to withdraw your Notes, you will need to make arrangements for withdrawal with your nominee.  Your ability to withdraw the tender of your Notes will depend upon the terms of the arrangements you have made with your nominee and, if your nominee is not the DTC participant tendering those Notes, the arrangements between your nominee and such DTC participant, including any arrangements involving intermediaries between your nominee and such DTC participant.

Any Notes that have been tendered pursuant to the Offer but that are not purchased will be returned to the holder thereof without cost to such holder as soon as practicable following the earlier to occur of the Expiration Date or the date on which the Offer is terminated without any Notes being purchased thereunder.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by Purchaser, in Purchaser’s sole discretion (whose determination shall be final and binding).  None of Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

8.	Source and Amount of Funds.

The maximum amount of funds required by Purchaser to purchase $129,700,000 in aggregate principal amount of Notes, plus accrued and unpaid interest, if any, up to, but not including, the Payment Date, is estimated to be approximately $130,582,681.

Purchaser is making the Offer to reduce the principal amount of its outstanding indebtedness and its ongoing debt service obligations.

Concurrently with the announcement of this Offer, Purchaser announced the Euro Offers for up to the Euro equivalent of $170.0 million aggregate principal amount of its 2014 Notes and its 2016 Notes.   The Euro Offers are expected to have the same expiration and settlement dates as the Offer.  None of the Offer or the Euro Offers is conditioned on the commencement or the completion of the other offers.  The Euro Offers are not being made to any person located or resident in the United States, its territories and possessions, any state of the United States or the District of Columbia.

Purchaser expects the Offer and Euro Offers to be financed with the proceeds of loans from TW to Purchaser in an amount of up to $300.0 million under the TW Credit Facility.   In order for Purchaser to draw down the TW Loans, Purchaser must satisfy the conditions contained in the TW Credit Facility, which include that Purchaser has accepted validly tendered Notes for purchase according to the terms of the Offer and other customary conditions. Purchaser may also receive proceeds prior to the completion of the Offer and Euro Offers from the Equity Transactions, including subscriptions of Purchaser’s Class A Common Stock from TW Investor and RSL Investor, which, if available, will be used to pay for validly tendered and accepted Notes thereby reducing the amounts that may be drawn under the TW Credit Facility or to repay amounts previously drawn.

TW Credit Facility

Under the TW Credit Facility, TW has agreed to loan an aggregate principal amount of up to $300.0 million to Purchaser in three tranches, with the amounts Purchaser can draw upon for each tranche corresponding to the amount of its Notes, its 2014 Notes or its 2016 Notes, as applicable, validly tendered and accepted for purchase by Purchaser under the Offer and Euro Offers.  The Notes tranche, the 2014 Notes tranche and the 2016 Notes tranche will each have the same maturity date as the 2013 Notes, the 2014 Notes and the 2016 Notes, respectively.  For the first 180 days after the applicable disbursement date, the Notes tranche will bear the same interest rate as the Notes; the 2014 Notes tranche will bear the same interest rate as the 2014 Notes (Euribor plus 1.625% per annum); and the 2016 Notes tranche will bear the same interest rate as the 2016 Notes (11.625% per annum).  During this 180-day period, if Purchaser makes any equity offerings and does not use the net cash proceeds to repay the TW Loans, the interest rate under the TW Loans will increase to 15% per annum for the Notes tranche, 20% per annum for the 2014 Notes tranche and 20% per annum for the 2016 Notes tranche. After the 180th day following the borrowing under the applicable tranche:  (i) for so long as the aggregate amount of the TW Loans outstanding is less than or equal to $50 million, the interest rate on the Notes tranche would be 9%, the interest rate on the 2014 Notes tranche would be 12% per annum and, the interest rate on the 2016 Notes tranche would be 15% per annum and (ii) for so long as the aggregate amount of the TW Loans outstanding exceeds $50 million, the interest rate on the Notes tranche would be 15% per annum, the interest rate on the 2014 Notes tranche would be 20% per annum and the interest rate on the 2016 Notes tranche would be 20% per annum.

Any cash proceeds from the Equity Transactions, if received by Purchaser on or prior to completion of the cash tenders and drawing under the TW Credit Facility, will reduce the amounts that may be drawn by Purchaser under the TW Credit Facility, and if received by Purchaser after drawing under the TW Credit Facility, may be applied toward repayment of the TW Credit Facility.

Purchaser will have the right to prepay the TW Loans without penalty at any time in whole or in part.  Such prepayments shall be applied first against the 2016 Notes tranche, then the 2014 Notes tranche once the 2016 Notes tranche has been repaid and finally the Notes tranche once the 2016 Notes and the 2014 Notes tranches have been repaid.  TW’s commitment to provide the TW Loans will terminate 180 days after the signing of the TW Credit Facility.

The TW Credit Facility incorporates by reference certain covenants under the indenture governing Purchaser’s 2016 Notes, as well as under the Indenture governing the 9.0% senior secured notes due 2017 issued by Purchaser’s wholly-owned subsidiary, CET 21 spol. s r.o. and under a five-year CZK 1.5 billion secured revolving credit facility dated October 21, 2010, as amended, with CET 21 spol. s r.o., as borrower, and the events of default are broadly similar to the ones set forth in such documents.  Each tranche under the TW Credit Facility will be guaranteed by Central European Media Enterprises N.V., a wholly owned subsidiary of Purchaser organized in Curaçao, CME Media Enterprises B.V., a wholly owned subsidiary of Purchaser organized in the Netherlands, and any future guarantors of the Notes, 2014 Notes and 2016 Notes, respectively.  The TW Loans will be unsecured obligations of Purchaser, and the guarantees will be unsecured obligations of the respective subsidiary guarantor.  The TW Loans will rank pari passu with the claims of Purchaser’s other unsecured and unsubordinated creditors.

Equity Transactions

To repay and/or reduce amounts borrowed under the TW Credit Facility, Purchaser expects to engage in a series of Equity Transactions.  The equity transactions (the “Equity Transactions”) that Purchaser currently expects to undertake include:

•
Pursuant to the TW Subscription Agreement, TW Investor is expected to purchase an amount of shares of the Class A Common Stock to increase TW’s ownership interest in Purchaser to 40% on a Diluted basis (such amount not to be less than 9.5 million shares of Class A Common Stock) (the “TW Subscription”);

•
Pursuant to the RSL Subscription Agreement, RSL Investor, the equity interests of which are beneficially owned by Ronald S. Lauder, is expected to purchase 2.0 million shares of Class A Common Stock (the “RSL Subscription”); and

•
In the event Purchaser opportunistically engages in privately negotiated transactions to repurchase its outstanding debt securities in exchange for Class A Common Stock, TW will purchase Class A Common Stock of Purchaser to maintain TW’s 40% ownership interest in Purchaser on a Diluted basis (in accordance with the pre-emptive rights granted by Purchaser to TW pursuant to the Investor Rights Agreement among Purchaser, Ronald S. Lauder, RSL Savannah LLC, RSL Investment LLC, RSL Investments Corporation and TW Investor, dated May 18, 2009 (the “Investor Rights Agreement”)) (the “Additional TW Subscriptions”), which transactions, if completed, will be publicly disclosed in accordance with applicable securities laws. The Class A Common Stock that may be issued to TW pursuant to the Additional TW Subscriptions, if any, subject to certain exceptions, will be at the lower of the Subscription Price or the price in the relevant issuance which triggered TW’s pre-emptive rights.

Purchaser expects to issue approximately 11.5 million subscription shares of Class A Common Stock in the aggregate to TW Investor and RSL Investor pursuant to the TW Subscription and the RSL Subscription, at the Subscription Price, which will result in proceeds from such subscriptions of approximately $86.4 million.   In connection with the TW Subscription, TW Investor and Ronald S. Lauder (including his affiliates) have agreed to convert their shares of Class B Common Stock into shares of Class A Common Stock.  During the 180-day period after the TW Loans are drawn, Purchaser expects to engage in public or private equity offerings to repay and/or reduce amounts borrowed under the TW Credit Facility.

If some of the Equity Transactions can be completed prior to the Payment Date (because the shareholder approval described below has been obtained or otherwise), Purchaser will use the proceeds from such transactions to repurchase validly tendered and accepted notes in the Offer and Euro Offers, thereby reducing the amounts Purchaser would otherwise borrow under the TW Credit Facility.  Purchaser expects to use such proceeds first to pay for any validly tendered and accepted Notes, 2014 Notes or 2016 Notes (the payment of such proceeds will reduce, by a corresponding amount, the amounts that Purchaser may draw under the 2016 Notes tranche, then the 2014 Notes tranche and finally the Notes tranche of the TW Credit Facility), as applicable.  If none of the Equity Transactions are completed until after the Payment Date, Purchaser will repurchase validly tendered and accepted notes in the Offer and Euro Offers solely with proceeds from the TW Loans, and may repay such TW Loans subsequently, in whole or in part, with the proceeds from any Equity Transactions.  It is expected that Purchaser’s 2012 annual general meeting (the “Annual General Meeting”) will likely occur after the Payment Date, if there are no amendments or extensions of the Offer.

If the conditions to subscription by TW Investor and RSL Investor are satisfied, the TW Subscription and RSL Subscription will be consummated regardless of whether any notes are accepted pursuant to either the Offer or the Euro Offers.

Shareholder Approval

Under the NASDAQ rules, which govern the exchange on which Purchaser’s Class A Common Stock is listed in the United States, the TW Subscription and the RSL Subscription are subject to approval by Purchaser’s shareholders.  In order to ensure that Purchaser has a sufficient amount of Class A Common Stock authorized for purposes of the Equity Transactions and other public or private issuances of Class A Common Stock Purchaser may undertake in the future, Purchaser will increase the authorized shares of Class A Common Stock of Purchaser, which also requires a shareholder vote.  As of the date hereof, Purchaser can issue approximately 16.1 million shares of its Class A Common Stock without increasing its authorized capital.  Purchaser has filed its preliminary proxy statement with the Commission on April 30, 2012, which contains a proposal in respect of the issuance and sale of shares to TW Investor and RSL Investor.  The Annual General Meeting is expected to be held after the Payment Date of the Offers, if there are no amendments or extensions of the Offer.  An affiliate of Ronald S. Lauder, who holds approximately 70.2% of the voting power of Purchaser’s capital stock pursuant to its holdings of Class A Common Stock and Class B Common Stock and the Voting Agreement has delivered an irrevocable proxy on April 30, 2012 to vote in favor of this proposal, which would be sufficient to approve the proposal.

Put/Call Option

For the first 180 days after the initial TW Loan disbursement date, Purchaser may require TW Investor to accept shares of Class A Common Stock at the Subscription Price as payment of principal and accrued interest under the TW Loans to the extent such payment would satisfy all of the outstanding TW Loans.  For eight business days after such 180-day period, to the extent TW Loans and accrued interest thereon remain outstanding at such time, TW Investor may require Purchaser to issue to TW Investor, and Purchaser may require TW Investor to purchase certain shares of Class A Common Stock valued at the Subscription Price, and payment may be made via a cancellation of corresponding amounts owed or principal and accrued interest under the TW Loans.  As indicated above, no such issuances of shares of Class A Common Stock to TW Investor shall be made if they would either (i) cause TW Investor to directly or indirectly hold more than 49.9% of the voting rights of Purchaser, or (ii) cause TW Investor or any “group” (as defined in Section 13d-3 of the Exchange Act) including TW Investor to hold more than 49.9% of the outstanding Class A Common Stock.  In the event such an issuance would cause TW Investor or any “group” including TW Investor to hold more than 49.9% of the outstanding Class A Common Stock, Purchaser will issue to TW Investor a single share of Series A Convertible Preferred Stock which would be exercisable 61 days after such limitation would no longer apply for the remaining number of shares of Class A Common Stock which TW Investor would have been issued but for this limitation.  As of the date hereof, after giving pro forma effect to the issuance of 11.5 million subscription shares of Class A Common Stock to TW Investor and RSL Investor and the conversion of Purchaser’s Class B Common Stock into Class A Common Stock, the “group” comprised of TW, TW Investor and Ronald S. Lauder would beneficially own approximately 48.3% of the outstanding Class A Common Stock.

For complete terms of the transactions entered into by Purchaser with TW, TW Investor and RSL Investor summarized above, please see Purchaser’s Current Report on Form 8-K filed with the Commission on April 30, 2012 which is incorporated by reference into this Offer to Purchase and which contains a summary of the transactions entered into and the documents relating to the transactions.

Notwithstanding any other provision of this Offer, our obligations to accept for purchase, and to pay for, any Notes validly tendered and not validly withdrawn prior to 12:00 Midnight, New York City time, on the Expiration Date is conditioned upon, among other things, the satisfaction or waiver by us of the TW Loans Condition.  See Item 10, “Conditions of the Offer” in this Offer to Purchase.

9.	The Proposed Amendments.

Set forth below are the Proposed Amendments to the indenture for which consents are being solicited pursuant to the Offer described herein.  Capitalized terms used but not defined below have the meanings assigned to them in the indenture governing the Notes.

The Proposed Amendments constitute a single proposal and a tendering and/or consenting Holder must consent to the Proposed Amendments as an entirety and may not consent selectively with respect to certain Proposed Amendments.  Pursuant to the terms of the indenture governing the Notes, the Proposed Amendments require the consent of the Holders of a majority in aggregate principal amount of Notes then outstanding.

In accordance with the indenture governing the Notes, in determining whether the required aggregate principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by Purchaser or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with Purchaser shall be disregarded and deemed not to be outstanding for purposes of determining whether the Requisite Consents Condition has been satisfied, which excludes the $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser.  As a result, for these purposes, the aggregate principal amount of Notes outstanding is $129,700,000.

Purchaser is not offering any separate or additional payment for the consents to the Proposed Amendments.  If the Requisite Consents Condition is satisfied on the Expiration Date, Purchaser intends to enter into, and to use its reasonable best efforts to cause the trustee and any other relevant party to enter into, the Supplemental Indenture to effect the Proposed Amendments, which is expected to occur on or shortly after the Expiration Date.

The Supplemental Indenture will become effective upon execution, but will provide that the Proposed Amendments with respect to the Tender Offer will not become operative until the Acceptance Date.  If the Proposed Amendments are adopted and the Offer is completed, the Notes that are not tendered, or that are not accepted for payment pursuant to the Offer, will remain outstanding but will be subject to the terms of the indenture, as modified by the Supplemental Indenture, a form of which is attached to this Offer to Purchase as Annex A.

The Proposed Amendments would delete in their entirety the covenants included in Sections 4.03, 4.05, 4.06, 4.07 and 4.10 of the indenture, which provide as follows:

“Section 4.03 144A Information.  The Company covenants and agrees that it shall, during any period in which it is not subject to Section 13 or 15(d) under the Exchange Act, make available to any Holder or beneficial owner of Notes or holder or beneficial owner of any Class A Common Stock (collectively, for purposes of this Section 4.03, “holder”) issued upon conversion thereof which continue to be Restricted Securities and any prospective purchaser of Notes or such Class A Common Stock designated by such holder, the information, if any, required pursuant to Rule 144A(d)(4) under the Securities Act upon the request of any holder of the Notes or such Class A Common Stock, until such time as such securities are no longer “restricted securities” within the meaning of Rule 144 under the Securities Act, assuming such securities have not been owned by an Affiliate of the Company.”

“Section 4.05 Compliance Certificate.  The Company shall deliver to the Trustee within 120 calendar days after the end of each Fiscal Year of the Company an Officers’ Certificate stating whether or not, to the knowledge of such officer, any Default occurred during such period and if so, describing each Default, its status and the action the Company is taking or proposes to take with respect thereto.”

“Section 4.06 Additional Interest Notice.  In the event that the Company is required to pay any Additional Interest or any Reporting Additional Interest, as applicable, to Holders of Notes, the Company will provide written notice to the Trustee of its obligation to pay Additional Interest or Reporting Additional Interest, as the case may be, no later than two calendar days prior to the relevant Interest Payment Date for Additional Interest or Reporting Additional Interest, as the case may be, and such notice shall set forth the amount of Additional Interest or Reporting Additional Interest, as the case may be, to be paid by the Company on such Interest Payment Date.  The Trustee shall not at any time be under any duty or responsibility to any Noteholder to determine the Additional Interest or Reporting Additional Interest, as the case may be, or with respect to the nature, extent or calculation of the amount of Additional Interest or Reporting Additional Interest, as the case may be, when made, or with respect to the method employed in such calculation of the Additional Interest or Reporting Additional Interest, as the case may be.”

“Section 4.07 Reporting Obligation.  (a) The Company shall deliver to the Trustee, within 15 calendar days after the Company would have been required to file with the SEC, copies of its annual reports and of information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.  The Company shall also comply with the other provisions of Section 314(a) of the TIA.”

“Section 4.10 Limitation on Liens.  The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Restricted Subsidiaries), whether owned on the date of the Indenture or acquired after that date, which Lien is securing any Indebtedness of the Company or any Restricted Subsidiary unless contemporaneously with the incurrence of the Liens effective provision is made to secure the Indebtedness due under the Indenture and the Notes or, in respect of Liens on any Restricted Subsidiary’s property or assets, any Subsidiary Guarantee of such Restricted Subsidiary, equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.”

The Proposed Amendments would further amend the covenant included in Section 4.09 as follows:

“Section 4.09 Impairment of Security Interest.  The Company shall not, and shall not permit any Restricted Subsidiary to, take or omit to take any action that would have the result of materially impairing the security interest with respect to the Collateral, and the Company will not, and will not permit any Restricted Subsidiary to, grant to any Person other than the Trustee for the benefit of the holders of the Notes, any interest whatsoever in any of the Collateral, except: (i ) as permitted in the Security Agreements or ~~under Section 4.10.~~(ii) in the case of any Lien (other than Permitted Liens) on the Collateral, effective provision is made to secure the Indebtedness due under the Indenture and the Notes equally and ratably with  (or prior to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.”

The Proposed Amendments would further delete in their entirety the events of default included in Paragraphs (7) and (9) of Section 6.01 and Section 6.13 of the indenture, which provide as follows:

“(7)          a default under any charge, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Significant Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Significant Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the date of this Indenture, which default

(a)	is caused by a failure to pay principal of, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness; or

(b)	results in the acceleration of such Indebtedness prior to its maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $25 million or more;”

“(9)          a failure by the Company or any Significant Subsidiary to pay final judgments aggregating in excess of €25 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days;” and

“Section 6.13 Sole Remedy for Failure to Report.  Notwithstanding any other provision of this Indenture, the sole remedy for an Event of Default relating to the failure of the Company to comply with its agreements under Section 4.07(a) of this Indenture will for the 180 calendar days after the occurrence of such an Event of Default consist exclusively of the right to receive additional interest (“Reporting Additional Interest”) on the principal amount of the Notes at a rate equal to 0.50% per annum. This Reporting Additional Interest will be payable in the same manner and on the same Interest Payment Dates and subject to the same terms as other interest payable under this Indenture. Reporting Additional Interest will accrue on all outstanding Notes from and including the date on which such Event of Default relating to a failure to comply with Section 4.07(a) first occurs to but not including the 180th calendar day thereafter (or such earlier date on which the Event of Default relating to a failure to comply with Section 4.07(a) shall have been cured or waived). On such 180th calendar day (or such earlier date on which the Event of Default relating to a failure to comply with Section 4.07(a) shall have been cured or waived), such Reporting Additional Interest will cease to accrue and on such 180th calendar day the Notes will be subject to acceleration and other remedies as provided in this Article 6 if the Event of Default is continuing. For the avoidance of doubt, the provisions of this Section 6.13 will not affect the rights of Holders of Notes in the event of the occurrence of any other Event of Default and will have no effect on the rights of Holders of Notes under each Registration Rights Agreement.  For the further avoidance of doubt, the Reporting Additional Interest shall not begin accruing until the Company fails to comply with Section 4.07(a) for a period of 60 calendar days after written notice of such failure is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of outstanding Notes.”

The Proposed Amendments will also eliminate section references that cease to have meaning by virtue of the changes made by the Proposed Amendments and effect certain other conforming changes.

The valid tender by a Holder of Notes pursuant to the Offer will constitute the valid delivery of a Consent by such Holder to the Proposed Amendments with respect to the Notes and the indenture governing the Notes.  Purchaser is not soliciting and will not accept consents from Holders who are not tendering their Notes pursuant to the Offer.

The foregoing summary does not purport to be comprehensive or definitive, and is qualified in its entirety by reference to the indenture governing the Notes.

10.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) Purchaser’s rights to extend and/or amend the Offer, Purchaser shall not be required to accept for purchase or pay for Notes validly tendered pursuant to the Offer and may amend or extend the Offer or delay or refrain from accepting for purchase, or paying for, any such Notes, in each event, subject to Rule 14e-1(c) under the Exchange Act, and may terminate the Offer if the TW Loans Condition, which includes that Purchaser has accepted validly tendered Notes for purchase according to the terms of the Offer and other customary conditions, and the Requisite Consents Condition are not, in each case, satisfied or waived, or if, in the judgment of Purchaser, any of the following events have occurred (or are determined by Purchaser to have occurred) that, in Purchaser’s judgment and regardless of the circumstances giving rise to the event or events (including any action or inaction by us), makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Notes in the Offer:

•
in Purchaser’s judgment, there has been instituted or is pending any action, suit or proceeding by any government or any governmental, regulatory, self-regulatory or administrative authority, tribunal or other body, or by any other person, domestic, foreign or supranational, before any court, authority, tribunal or other body (or any such action, suit or proceeding has been threatened in writing by any such body or person) that directly or indirectly:

•	challenges or seeks to make illegal, or seeks to delay, restrict, prohibit or otherwise affect the consummation of the Offer or the acquisition of some or all of the Notes pursuant to the Offer; or

•
could materially and adversely affect the business, condition (financial or otherwise), income, operations, property or prospects of Purchaser and its subsidiaries, taken as a whole, or otherwise materially impair our ability to purchase some or all of the Notes pursuant to the Offer;

•
in Purchaser’s judgment, any statute, rule, regulation, judgment, order or injunction, including any settlement or the withholding of any approval, has been invoked, proposed, sought, promulgated, enacted, entered, amended, enforced, interpreted or otherwise deemed to apply by any court, government or governmental, regulatory, self-regulatory or administrative authority, tribunal or other body, domestic, foreign or supranational (or any such action has been threatened in writing by any such body), in any manner that directly or indirectly:

•	could make the acceptance for payment, or payment, for some or all of the Notes illegal or otherwise delay, restrict, prohibit or otherwise affect the consummation of the Offer;

•	could delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Notes to be purchased pursuant to the Offer; or

•	could materially and adversely affect the business, condition (financial or otherwise), income, operations, property or prospects of Purchaser or its subsidiaries, taken as a whole;

•
in Purchaser’s judgment, the trustee under the indenture governing the Notes objects in any respect to or takes any action that could, in the reasonable judgment of Purchaser, adversely affect the consummation of the tender offer or Purchaser’s ability to effect any of the Proposed Amendments to the indenture governing the Notes covered by the tender offer, or takes any action that challenges the validity or effectiveness of the procedures used by Purchaser in soliciting the consents (including the form thereof) or in the making of the tender offer or the acceptance of, or payment for, the Notes and consents;

•	in Purchaser’s judgment, there has occurred any of the following:

•	any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement of any war, armed hostilities or other international or national calamity, including any act of terrorism, on or after April 30, 2012;

•	any material escalation of any war or armed hostilities which had commenced before April 30, 2012;

•
any limitation, whether or not mandatory, imposed by any governmental, regulatory, self-regulatory or administrative authority, tribunal or other body, or any other event, that could materially affect the extension of credit by banks or other lending institutions in the United States;

•
any change or changes have occurred in the business, condition (financial or otherwise), income, operations, property or prospects of Purchaser or any of its subsidiaries that could have a material adverse effect on Purchaser and its subsidiaries, taken as a whole, or on the benefits of the Offer to Purchaser or there is an adverse change in the benefits of the Offer to Purchaser; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser in its sole discretion, regardless of the circumstances giving rise to any such condition and may be waived by Purchaser in whole or in part, at any time and from time to time, in the sole discretion of Purchaser, whether or not any other condition of the Offer is also waived, prior to the Expiration Date of the Offer.

Purchaser expressly reserves the right, in its sole discretion but subject to applicable law, to: (i) waive any and all of the conditions of the Offer prior to the Expiration Date; (ii) extend the Expiration Date of the Offer; (iii) amend the terms of the Offer; or (iv) if the conditions to the Offer are not satisfied, terminate the Offer and not accept for payment any Notes tendered in the Offer.  Any extension, amendment or termination will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date.  The foregoing rights are in addition to Purchaser right to delay the acceptance for payment of Notes tendered pursuant to the Offer, or the payment for Notes accepted for payment, in order to permit any or all conditions to the Offer to be satisfied or waived or to comply in whole or in part with any applicable law, subject, in each case, however, to Rules 13e-4 and 14e-1 under the Exchange Act, which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.

11.	Certain Bermuda and U.S. Federal Income Tax Considerations.

Bermuda Tax Considerations.

There is no income or other tax in Bermuda imposed by withholding or otherwise on any payment to be made to or by Purchaser pursuant to this Tender Offer.

The Tender Offer will not be subject to ad valorem stamp duty in Bermuda, and no registration, documentary, recording, transfer or other similar tax, fee or charge is payable in Bermuda in connection with the execution, delivery, filing, registration or performance pursuant to this Tender Offer.

U.S. Federal Income Tax Considerations.

The following discussion is a summary of certain U.S. federal income tax consequences to a beneficial owner of the Notes with respect to the Offer.  This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular Holder in light of the Holder’s particular circumstances, or to certain types of Holders subject to special treatment under U.S. federal income tax laws (including, but not limited to insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, U.S. Holders (as defined herein) that have a “functional currency” other than the U.S. dollar, persons holding Notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities, commodities or currencies, traders that elect to mark-to-market their securities, persons who own, or are deemed to own, 10% or more of our voting stock, persons who are investors through a pass-through entity, U.S. expatriates or former long-term residents of the United States, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax or tax-qualified retirement plans).  In addition, the discussion does not consider the effect of any alternative minimum taxes or foreign, state, local or other tax laws, or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations that may be applicable to particular Holders.  Further, this summary assumes that Holders are beneficial owners of the Notes and hold the Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

This discussion does not consider the U.S. federal income tax consequences of a sale of a Note held by a partnership or an entity that is treated as a partnership for U.S. federal income tax purposes.  If a partnership holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.  A person or entity that is a partner in a partnership tendering Notes is urged to consult its tax advisor.

This summary is based on the Code and applicable U.S. Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.  As used in this Offer to Purchase, a “U.S. Holder” of a Note means a beneficial owner of a Note that is for U.S. federal income tax purposes:  (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state of the United States or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust that either (i) is subject to the primary supervision of a court within the United States and has one or more U.S. persons with the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used in this Offer to Purchase, a “Non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder and not a partnership or entity treated as a partnership for United States federal income tax purposes.

This summary does not discuss all aspects of United States federal income taxation that may be relevant to particular Holders in light of their particular circumstances.  Holders are urged to consult their tax advisors as to the particular tax consequences to them of the sale of Notes to us pursuant to the Offer, including the effect of any federal, state, local, foreign and other tax laws.

Tax Considerations for U.S. Holders.

Sale of a Note

A sale of a Note by a U.S. Holder pursuant to the Offer will be a taxable transaction to such U.S. Holder for United States federal income tax purposes.  Under proposed Treasury regulations, if we were to qualify as a passive foreign investment company (“PFIC”) during a U.S. Holder’s period of ownership of a Note, gain or loss realized on a disposition of the Note would be treated for U.S. federal income tax purposes in the same manner as gain or loss realized upon the disposition of stock of a PFIC.  Based on our financial statements, certain estimates of gross income and gross assets and the nature of our activities and business, we do not expect to be a PFIC for the taxable year ending December 31, 2012, and did not so qualify for prior years in which the Notes were outstanding.  If we were treated as a PFIC, a U.S. Holder could be subject to significant adverse U.S. federal income tax consequences upon the disposition of a Note. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if we were treated as a PFIC.

A U.S. Holder generally will recognize capital gain (subject to the discussion below) or loss on the sale of a Note in an amount equal to the difference between (a) the amount of cash received for the Note (other than the portion of such cash that is properly allocable to accrued but unpaid interest, which will be taxable as described below), and (b) the U.S. Holder’s “adjusted tax basis” in the Note at the time of sale.  Generally, a U.S. Holder’s adjusted tax basis in a Note will be equal to the amount paid for the Note by such U.S. Holder increased by any market discount previously included in income if such U.S. Holder has elected to include market discount in gross income currently as it accrues and decreased by any amortizable bond premium (as described below) which the U.S. Holder has previously elected to use to offset stated interest.  Certain non-corporate U.S. Holders (including individuals) generally are eligible for preferential rates of United States federal income taxation in respect of long-term capital gains (i.e., gain on a Note held for more than one year).  The deductibility of capital losses is subject to limitations.

An exception to the capital gain treatment described above may apply to a U.S. Holder that purchased a Note at a “market discount.”  In general, a Note is treated as having been acquired with market discount if the Note’s stated redemption price at maturity exceeds the U.S. Holder’s tax basis in the Note immediately after its acquisition by such U.S. Holder by more than a statutorily defined de minimis amount.  In general, unless the U.S. Holder elected to include market discount in income currently as it accrues, any gain realized by a U.S. Holder on the sale of a Note having market discount will be treated as ordinary income to the extent of the market discount that has accrued (on a straight line basis or, at the election of the U.S. Holder, on a constant yield basis) but has not yet been included in income while the Note was held by the U.S. Holder.

In general, a U.S. Holder that purchased a Note for an amount in excess of the Note’s principal amount is considered to have purchased such Note with “amortizable bond premium” equal to such excess.  A U.S. Holder that elected to amortize such premium as an offset to its interest income must reduce its tax basis in the Note by the amount of premium used to offset income.

The amount of cash received in the Offer that is attributable to accrued but unpaid interest on a Note will be taxable as ordinary interest income to the extent not previously included in gross income by the U.S. Holder.

It is possible that a portion of the cash received by a U.S. Holder for its Notes might be treated as separate consideration for consenting to the Proposed Amendments, in which case such portion would be taxed as ordinary income (rather than as capital gain, discussed above).  Holders are encouraged to consult their own tax advisors in this regard.

Certain U.S. Federal Income Tax Consequences of Implementation of the Proposed Amendments to U.S. Holders that Continue to Hold Notes after Implementation of the Proposed Amendments.

Under general principles of U.S. federal income tax law, the modification of a debt instrument creates a deemed exchange of “old” Notes for “new” Notes (upon which gain or loss is realized) if the modified debt instrument differs materially either in kind or in extent from the original debt instrument. Under U.S. Treasury Regulations, the modification of a debt instrument is a “significant” modification (i.e., one upon which gain or loss is realized) if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” The U.S. Treasury Regulations further provide that a modification of a debt instrument that adds, deletes, or alters customary accounting or financial covenants is not a significant modification. The U.S. Treasury Regulations do not, however, define “customary accounting or financial covenants.”

While the issue is not free from doubt, to the extent required we intend to take the position that for U.S. federal income tax purposes the Proposed Amendments to the Indenture should not result in a deemed exchange of a Note for a “new” Note by any U.S. Holder that continues to hold a Note after implementation of the Proposed Amendments.  If such position were challenged and not sustained, then the federal income tax consequences to U.S. Holders that continue to hold Notes after implementation of the Proposed Amendments may differ materially from the tax consequences described herein.

Information Reporting and Backup Withholding

In general, information reporting requirements apply to any consideration (including accrued but unpaid interest) paid pursuant to the Offer to U.S. Holders other than certain exempt recipients.  A U.S. Holder may be subject to backup withholding (currently at a rate of 28%) on payments received with respect to the Notes unless such U.S. Holder (a) falls within certain exempt categories and demonstrates this fact when required, or (b) provides a correct U.S. taxpayer identification number, certifies that such U.S. Holder is exempt from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.  Each U.S. Holder may provide such Holder’s correct taxpayer identification number and certify that such U.S. Holder is not subject to backup withholding by completing the Substitute Form W-9 included in the Consent and Letter of Transmittal.

Backup withholding is not an additional tax.  A U.S. Holder subject to the backup withholding rules will be allowed a credit for the amount withheld against such U.S. Holder’s United States federal income tax liability and, if withholding results in an overpayment of tax, such U.S. Holder may be entitled to a refund, provided that the U.S. Holder files a U.S. federal income tax return and the requisite information is timely furnished to the IRS.

Tax Considerations for Non-U.S. Holders.

For purposes of the discussion below, any income or gain on the sale of a Note pursuant to the Offer will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the conduct of a Non-U.S. Holder’s U.S. trade or business; and

•	if required by an applicable tax treaty with the United States, attributable to a U.S. permanent establishment (or a fixed base) maintained by the Non-U.S. Holder in the United States.

Sale of a Note

Any gain realized by a Non-U.S. Holder on the sale or exchange of a Note pursuant to the Offer will not be subject to United States federal income tax, unless (i) such gain is U.S. trade or business income or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the Offer is closed and certain other conditions are met.  A Non-U.S. Holder who realizes U.S. trade or business income with respect to the sale of a Note pursuant to the Offer generally will be taxed in the same manner as a U.S. Holder (see “— Tax Considerations for U.S. Holders” above), unless an applicable tax treaty provides otherwise.  In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax equal to 30% (or lower applicable tax treaty rate) of the Non-U.S. Holder’s effectively connected earnings and profits attributable to such U.S. trade or business income, subject to adjustments.  A Non-U.S. Holder who is an individual and is present (or anticipates being present) in the United States for 183 days or more in the taxable year in which such Holder disposes of a Note pursuant to the Offer is urged to consult its tax advisor.

Non-U.S. Holders That Do Not Tender Their Notes Pursuant to the Offer

While the issue is not free from doubt, to the extent required we intend to take the position that a Non-U.S. Holder that does not tender its Notes in the Offer or does not have its tender of Notes accepted for purchase pursuant to the Offer should not recognize any gain or loss for U.S. Federal Income tax purposes as a result of the Offer.

Information Reporting and Backup Withholding

If a Non-U.S. Holder holds a Note through a non-U.S. office of a non-U.S. related broker or financial institution, then information reporting and backup withholding generally will not be required. Information reporting, and possibly backup withholding, may apply if a Non-U.S. Holder holds a Note through a U.S. or U.S.-related broker or financial institution or a U.S. office of a non-U.S. broker or financial institution and such Holder fails to provide appropriate identifying information. Each Non-U.S. Holder should consult its tax advisor regarding the application of these rules.

* * *

THE FOREGOING DISCUSSION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OR ANY OTHER CONSIDERATIONS OF THE SALE OF NOTES PURSUANT TO THE OFFER.  THUS, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND THE EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

12.	Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes.

The following is a list of the directors and executive officers of:

Central European Media Enterprises Ltd.

Name	Position

Adrian Sarbu	President and Chief Executive Officer, Director

Anthony Chhoy	Executive Vice President – Strategic Planning and Operations

Daniel Penn	General Counsel

David Sach	Chief Financial Officer

Ciprian Stancu	Head of CME Group Sales

David Sturgeon	Deputy Chief Financial Officer

Mark Wyllie	Vice President – Corporate Finance

Ronald S. Lauder	Non-Executive Chairman of the Board of Directors

Herbert A. Granath	Non-Executive Vice Chairman of the Board of Directors

Paul T. Cappuccio	Director

Michael Del Nin	Director

Charles R. Frank, Jr.	Director

Alfred W. Langer	Director

Fred H. Langhammer	Director

Bruce Maggin	Director

Parm Sandhu	Director

Duco Sickinghe	Director

Name	Position

Kelli Turner	Director

Eric Zinterhofer	Director

CME Media Enterprises B.V.

Name	Position

David Sturgeon	Managing Director

Alphons van Spaendonck	Managing Director

Pan-Invest B.V.	Managing Director

The mailing address for each executive officer and director of Purchaser listed above is Purchaser care of CME Media Services Limited, Křiženeckého náměstí 1078/5, 152 00 Prague 5 - Barrandov, Czech Republic, telephone +420-242-465-573; Attention:  Legal Department.  The mailing address for each executive officer and director of CME Media Enterprises B.V.  is care of CME Media Enterprises B.V., Dam 5B, 1012 JS Amsterdam, The Netherlands.

Except as set forth below, to the knowledge of Purchaser:

•	neither Purchaser, nor any of our executive officers, directors or affiliates, has any beneficial interest in the Notes or Class A Common Stock;

•	Purchaser will not purchase any Notes or Class A Common Stock from such persons; and

•	during the 60 days preceding the date of the Offer to Purchase, none of such officers, directors or affiliates have engaged in any transactions in the Notes or Class A Common Stock.

In September 2011, Purchaser’s wholly-owned subsidiary, CME Media Enterprises B.V., purchased $49,500,000 in aggregate principal amount of Notes for cash payments totaling $47,400,000, including accrued interest.  Such Notes have not been cancelled.  The $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V. will not be tendered in the Offer and will be cancelled within three business days following the Payment Date.

In connection with his or her services to Purchaser and its affiliates, each of Purchaser’s directors and executive officers is a party to ordinary course stock option, stock unit and/or restricted stock plans or other arrangements involving Purchaser’s Class A Common Stock.  Except as described in this Offer to Purchase or in a document incorporated by reference herein, none of Purchaser or, to Purchaser’s knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer or with respect to any of Purchaser’s securities, including any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.  For a discussion on the purchase of Purchaser’s Class A Common Stock by TW and RSL Investor and the conversion of Purchaser’s Class B Common Stock into Class A Common Stock, see Item 8, “Source and Amount of Funds” in this Offer to Purchase.

On May 18, 2009, RSL Savannah, TW Investor and Purchaser entered into an Irrevocable Voting Deed and Corporate Representative Appointment (the “Voting Agreement”).  Pursuant to the Voting Agreement, TW Investor appointed RSL Savannah, a company wholly-owned by Ronald S. Lauder, as the holder of the voting rights to all current and future shares of Purchaser held by TW Investor (the “TW Shares”), with the power to appoint proxies or a corporate representative to vote the TW Shares, other than certain voting rights retained by TW Investor for any transaction that would result in a change of control of Purchaser.  Except as provided in the next sentence, the Voting Agreement will expire on the later of May 18, 2013 and the date on which there are no more shares of Purchaser’s Class B Common Stock outstanding. The Voting Agreement will not terminate prior to the latest maturity date (or early repayment date) of the Notes or Purchaser’s 2014 Notes or, if earlier, the date on which the ownership of the TW Shares by TW Investor and any permitted transferees would not result in certain specified defaults under either the Notes or Purchaser’s 2014 Notes.  After the closing of the TW Subscription, it is expected that all of the outstanding shares of Purchaser’s Class B Common Stock will be converted into Class A Common Stock.  If the transactions contemplated by the TW Subscription and the RSL Subscription are not approved at the Annual General Meeting, and the outstanding shares of Purchaser’s Class B Common Stock are not converted to shares of Class A Common Stock in connection with the TW Subscription and the RSL Subscription, upon the termination of the Voting Agreement, 2.25 million shares of Purchaser’s Class B Common Stock acquired by TW Investor or any of its permitted transferees shall automatically convert to shares of Purchaser’s Class A Common Stock.

13.	Market and Trading Information

There is no established reporting system or trading market for the Notes.  To Purchaser's knowledge, the Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Notes are not available.  In addition, quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations.  To the extent that the Notes are traded, prices of the Notes may fluctuate greatly, depending on the trading volume, the balance between buy and sell orders, and other factors.  Holders are urged to contact their brokers to obtain the best available information as to current market prices for the Notes.

To the extent that Notes are tendered and accepted for purchase pursuant to the Offer, the trading market for Notes that remain outstanding is likely to be even more limited.  Moreover, CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser, holds $49,500,000 in aggregate principal amount of Notes.  The $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V. will not be tendered in the Offer and will be cancelled within three business days following the Payment Date.

A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a larger float.  Therefore, the market price for Notes that are not tendered and accepted for purchase pursuant to the Offer may be affected adversely to the extent that the principal amount of Notes purchased pursuant to the Offer reduces the float.  A reduced float may also increase the volatility of the trading prices of Notes that are not purchased in the Offer.  The extent of the market for the Notes and the availability of market quotations will depend upon the number of holders of the Notes remaining at such time, the interest in maintaining a market in the Notes on the part of securities firms and other factors.  There is no assurance that an active market in the Notes will exist and no assurance as to the prices at which the Notes may trade after the consummation of the Offer.

The Notes are convertible into shares of Purchaser’s Class A Common Stock, which are listed on Nasdaq, under the symbol “CETV.”  The following table sets forth, for the fiscal quarters indicated, the high and low intraday sale prices of Purchaser’s Class A Common Stock as reported on Nasdaq.

	High	Low
2010
First Quarter	$31.94	$24.50
Second Quarter	38.77	19.25
Third Quarter	25.65	19.10
Fourth Quarter	26.95	18.40
2011
First Quarter	$21.83	$17.36
Second Quarter	23.80	18.91
Third Quarter	20.08	7.70
Fourth Quarter	12.34	6.21
2012
First Quarter	$9.11	$5.89
Second Quarter (to April 27, 2012)	8.56	6.67

Purchaser has not declared or paid any cash dividends since January 1, 2010 in respect to any class of its shares of common stock.

On April 27, 2012, the last reported sales price of Purchaser’s Class A Common Stock on Nasdaq was $8.00 per share.  As of such date, there were approximately 56,892,114 shares of Class A Common Stock outstanding.   Holders are urged to obtain more current price information with respect to Purchaser’s Class A Common Stock during the period of the Offer.

14.	The Dealer Manager, Depositary and Information Agent.

Dealer Manager.  J.P.  Morgan Securities LLC has been retained as the Dealer Manager in connection with the Offer.  In its capacity as Dealer Manager, J.P.  Morgan Securities LLC may contact holders regarding the Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Notes.

Pursuant to the Dealer Manager Agreement, the Dealer Manager will receive customary compensation for its services in connection with the Offer.  In addition, Purchaser will reimburse Dealer Manager for its reasonable out-of-pocket expenses.  Purchaser has agreed to indemnify J.P.  Morgan Securities LLC against certain liabilities under federal or state law or otherwise caused by, relating to or arising out of the Offer or its engagement as Dealer Manager.

From time to time, J.P. Morgan Securities LLC and its affiliates have provided investment banking and other services for Purchaser for customary compensation, including, inter alia, (i) acting as joint book-running manager for the initial issuance of the Notes, (ii) acting as an initial purchaser for the initial issuance of Purchaser’s Senior Floating Rate Notes due 2014, (iii) acting as an initial purchaser for the initial issuance of Purchaser’s 11.625% Senior Notes due 2016, and (iv) acting as sole global coordinator and joint book-running manager for the initial issuance of the 9.0% senior secured notes due 2017 issued by Purchaser’s wholly-owned subsidiary CET 21 spol. s r.o.  In addition, J.P. Morgan plc, an affiliate of J.P. Morgan Securities LLC, among other banks, as a mandated lead arranger and original lender, entered into a five-year CZK 1.5 billion secured revolving credit facility on October 21, 2010 with CET 21 spol. s r.o., as borrower, and Purchaser and certain of its wholly-owned subsidiaries as original guarantors. J.P. Morgan also provided a fairness opinion to Purchaser’s board of directors with respect to certain aspects of the TW Subscription and the RSL Subscription.

In the ordinary course of its business, including in its trading and brokerage operations and in a fiduciary capacity, the Dealer Manager and its affiliates may hold positions, both long and short, for its own account and for those of its customers, in our securities.  J.P. Morgan Securities LLC and its affiliates may from time to time hold Notes and Purchaser’s Class A Common Stock in its proprietary accounts, and, to the extent it owns Notes in these accounts at the time of the Offer, it may tender these Notes.

The Depositary and the Information Agent.  Purchaser has retained Global Bondholder Service Corporation to act as the Depositary and the Information Agent in connection with the Offer.  All deliveries, correspondence and questions sent or presented to the Depositary or the Information Agent relating to the Offer should be directed to the addresses or telephone numbers set forth on the back cover of this Offer to Purchase.

Purchaser will pay the Depositary and the Information Agent reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses.  Purchaser will indemnify the Depositary and the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws.

Requests for information or additional copies of this Offer to Purchase and the Consent and Letter of Transmittal should be directed to the Information Agent or the Dealer Manager.

15.	Solicitation.

Directors, managers, officers and regular employees of Purchaser and its affiliates (who will not be specifically compensated for such services), the Information Agent and the Dealer Manager may contact holders by mail, telephone, telex or telegraph regarding the Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Notes.

16.	Fees and Expenses.

Tendering Holders who hold Notes registered in their own names and who tender their Notes and deliver consents directly to the Depositary will not be obligated to pay brokerage fees or commissions or the fees and expenses of the Dealer Manager, the Information Agent, the Depositary or the Trustee.

If you hold your Notes through a broker, dealer, commercial bank, trust company or other nominee, we urge you to consult such nominee to determine whether any transaction costs are applicable.  Purchaser will pay all fees and expenses of the Dealer Manager, the Information Agent and the Depositary in connection with the Offer.

Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.  Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager and the Depositary) in connection with the solicitation of tenders of Notes pursuant to the Offer.

17.	Miscellaneous.

Other Material Information.

The distribution of this Offer to Purchase is restricted by law in certain jurisdictions.  The Offer to Purchase does not constitute, and may not be used in connection with, an offer to buy Notes or a solicitation to sell Notes by anyone in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or a solicitation.  Purchaser does not accept any responsibility for any violation by any person of the restrictions applicable in any jurisdiction.  See “Important – Jurisdictional Restrictions” in this Offer to Purchase.  Purchaser will make a good faith effort to comply with applicable laws or seek to have such laws declared inapplicable to the Offer.  If, after such good faith effort, Purchaser cannot comply with any such applicable laws, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the Holders of Notes residing in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser that is not contained in this Offer to Purchase or in the Consent and Letter of Transmittal, and, if given or made, such information or representation should not be relied upon.  None of Purchaser, the Depositary, the Dealer Manager, the Information Agent, the Trustee nor any of their affiliates make any representation to any holder as to whether or not to tender such holder’s Notes or consent or refrain from consenting to the Proposed Amendments.  Holders must make their own decision as to whether to tender the Notes or consent to the Proposed Amendments.

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

April 30, 2012

Facsimile copies of the Consent and Letter of Transmittal, properly completed and duly executed, will be accepted.  The Consent and Letter of Transmittal, Notes and any other required documents should be sent or delivered by each holder or its broker, dealer, commercial bank, trust company or other nominee to the Depositary at its addresses set forth below.

Global Bondholder Services Corporation

By facsimile:
(For Eligible Institutions only):
(212) 430-3775/3779

Confirmation:
(212) 430-3774

By Mail:	By Overnight Courier:	By Hand:
65 Broadway – Suite 404	65 Broadway – Suite 404	65 Broadway – Suite 404
New York, New York 10006	New York, New York 10006	New York, New York 10006

Any questions or requests for assistance or additional copies of this Offer to Purchase and the Consent and Letter of Transmittal may be directed to the Information Agent at its telephone number or address set forth below.  You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Global Bondholder Services Corporation

65 Broadway – Suite 404
New York, New York 10006
Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774
Toll free: (866)-612-1500

The Dealer Manager for the Offer is:

J.P.  Morgan Securities LLC

383 Madison Avenue, 4th Floor
New York, New York 10179
Attention: Syndicate Desk
Telephone: (800) 261-5767 (toll free)

Annex A

FORM OF SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE
dated as of         , 2012

with respect to the

INDENTURE
dated as of March 10, 2008

between

Central European Media Enterprises Ltd.,

The Subsidiary Guarantors Parties Thereto,

and

The Bank of New York Mellon,

As Trustee and Security Trustee, Paying Agent, Conversion Agent, Transfer Agent, and Registrar

This SUPPLEMENTAL INDENTURE, dated as of         , 2012 (this “Supplemental Indenture”) is between Central European Media Enterprises Ltd., a Bermuda company limited by shares (the “Company”), Central European Media Enterprises N.V. and CME Media Enterprises B.V., as subsidiary guarantors (together, the “Subsidiary Guarantors”) and The Bank of New York Mellon, as trustee (the “Trustee”), security trustee (the “Security Trustee”), paying agent, conversion agent, transfer agent and registrar for the securities issued under the Indenture dated as of March 10, 2008 between the Company, the Subsidiary Guarantors, the Trustee, the Security Trustee, paying agent, conversion agent, transfer agent and registrar (as amended, supplemented or otherwise modified from time to time, the “Indenture”).

RECITALS

1. Pursuant to and in accordance with the terms of the Indenture, the Company established and issued its 3.50% Senior Convertible Notes due 2013 (the “Notes”).

2. In accordance with Section 9.02 of the Indenture, the Company has obtained the consent of the holders of a majority in aggregate principal amount of the Notes outstanding (disregarding for this purpose, in accordance with Section 13.06 of the Indenture, the Notes held by the Company or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company) to the amendments to the Indenture set forth in this Supplemental Indenture.

NOW, THEREFORE, in consideration of the premises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is mutually covenanted and agreed as follows:

AGREEMENTS

Item 1. Defined Terms. Terms defined in the Indenture and not otherwise defined in this Supplemental Indenture have the meanings assigned to them in the Indenture.

Item 2. Amendments to Indenture. Effective as of the Amendment Effective Date (as defined below):

(a) The following Sections of the Indenture, and any corresponding provisions in the Notes, are deleted in their entirety from the Indenture and replaced with “Intentionally Omitted.”:

Existing Section Number	Caption
Section 4.03	144A Information
Section 4.05	Compliance Certificate
Section 4.06	Additional Interest Notice
Section 4.07	Reporting Obligation
Section 4.10	Limitation on Liens

(b) Subsections (7) and (9) of Section 6.01 and Section 6.13 of the Indenture, and any corresponding provisions in the Notes, are deleted in their entirety and replaced with “Intentionally Omitted.”

(c) All references in the Indenture and the Notes to paragraphs, sections, articles or other terms or provisions of the Indenture referred to in Paragraphs (a) and (b) of this Section 2 or that have been otherwise deleted under this Supplemental Indenture are deleted in their entirety.

(d) Failure to comply with the terms of any of the foregoing sections of the Indenture shall no longer constitute a Default or an Event of Default under the Indenture and shall no longer have any other consequence under the Indenture;

(e) Section 4.09 is hereby amended and restated to read, in its entirety, as follows:

“Section 4.09 Impairment of Security Interest.  The Company shall not, and shall not permit any Restricted Subsidiary to, take or omit to take any action that would have the result of materially impairing the security interest with respect to the Collateral, and the Company will not, and will not permit any Restricted Subsidiary to, grant to any Person other than the Trustee for the benefit of the holders of the Notes, any interest whatsoever in any of the Collateral, except: (i) as permitted in the Security Agreements; or (ii) in the case of any Lien (other than Permitted Liens) on the Collateral, effective provision is made to secure the Indebtedness due under the Indenture and the Notes equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.”

Item 3. Indenture Ratified. Except as otherwise expressly provided in this Supplemental Indenture, the Indenture is in all respects ratified and confirmed including without limitation Section 7.07 thereof, and all the terms, provisions and conditions thereof shall be and remain in full force and effect.

Item 4. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

Item 5. Governing Law. ALL MATTERS IN RESPECT OF THIS SUPPLEMENTAL INDENTURE ARE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, UNITED STATES OF AMERICA, BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Item 6. Effect of This Supplemental Indenture. After the Amendment Effective Date (as defined herein), the Indenture will be deemed to be modified as provided in this Supplemental Indenture.  Except as modified by this Supplemental Indenture, the Indenture shall continue in full force and effect.  As used in this Supplemental Indenture, the “Amendment Effective Date” means the date that the Company delivers a written notice to the Trustee (upon which the Trustee may conclusively rely) and the Information Agent (as defined in the Offer to Purchase) that the Notes tendered and not validly withdrawn pursuant to the Company’s Offer to Purchase and Consent Solicitation dated as of April 30, 2012 (as amended or supplemented, the “Offer to Purchase”) have been accepted for purchase.

Item 7. Trustee Not Responsible for Recitals. The recitals contained in this Supplemental Indenture are the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.

Item 8. Effectiveness. This Supplemental Indenture shall become effective upon execution by the Company and the Trustee.

Item 9. Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, each of the parties hereto have caused this Supplemental Indenture to be duly executed on its behalf by its duly authorized officer as of the date first above written.

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD., as Company

By:
Name:
Title:	Authorized Signatory

CENTRAL EUROPEAN MEDIA ENTERPRISES N.V., as Subsidiary Guarantor

By:
Name:
Title:	Managing Director

CME MEDIA ENTERPRISES B.V., as Subsidiary Guarantor

By:
Name:
Title:	Managing Director

THE BANK OF NEW YORK MELLON, as Trustee

By:
Name:
Title:	Authorized Signatory

THE BANK OF NEW YORK MELLON, as Security Trustee

By:
Name:
Title:	Authorized Signatory

Exhibit (a)(1)(ii)

CONSENT AND LETTER OF TRANSMITTAL

Pursuant to the Offer to Purchase for Cash
and
Consent Solicitation
by Central European Media Enterprises Ltd.

of

Up to $129,700,000 in aggregate principal amount of its Outstanding
3.50% Senior Convertible Notes due 2013
(CUSIP No. 153443AD8)
At the purchase price of $1,000 per $1,000 principal amount of Notes

THE TENDER OFFER AND CONSENT SOLICITATION WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MAY 25, 2012, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED BY US (SUCH TIME AND DATE WITH RESPECT TO THE OFFER, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).  HOLDERS OF CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.’S 3.50% SENIOR CONVERTIBLE NOTES DUE 2013 (THE “NOTES”) MUST VALIDLY TENDER, AND NOT VALIDLY WITHDRAW, THEIR NOTES AND VALIDLY DELIVER THE RELATED CONSENTS, ON OR PRIOR TO THE EXPIRATION DATE TO BE ELIGIBLE TO RECEIVE THE PURCHASE PRICE (AS DEFINED IN THE OFFER TO PURCHASE).  TENDERS OF NOTES AND THE RELATED CONSENTS MAY BE WITHDRAWN AND REVOKED AT ANY TIME PRIOR TO THE EXPIRATION DATE, BUT NOT THEREAFTER.

The Depositary for the Offer is:

Global Bondholder Services Corporation

By facsimile:
(For Eligible Institutions only):
(212) 430-3775/3779

Confirmation:

(212) 430-3774

By Mail:	Overnight Courier:	By Hand:

65 Broadway – Suite 404	65 Broadway – Suite 404	65 Broadway – Suite 404
New York, New York 10006	New York, New York 10006	New York, New York 10006

DELIVERY OF THIS CONSENT AND LETTER OF TRANSMITTAL OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.  THIS CONSENT AND LETTER OF TRANSMITTAL NEED NOT BE COMPLETED BY HOLDERS TENDERING NOTES BY ATOP (AS HEREINAFTER DEFINED).  DELIVERY OF THIS CONSENT AND LETTER OF TRANSMITTAL, ANY NOTES AND OTHER REQUIRED DOCUMENTS TO THE DEPOSITORY TRUST COMPANY (“DTC”) DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

---------------------------------------

The instructions contained herein and in the Offer to Purchase (as defined herein) should be read carefully before this Consent and Letter of Transmittal is completed.

This Consent and Letter of Transmittal and the instructions hereto (this “Consent and Letter of Transmittal”), the Offer to Purchase and Consent Solicitation (the “Offer to Purchase,” together with this Consent and Letter of Transmittal, as amended and supplemented from time to time) constitute an offer (the “Offer”) by Central European Media Enterprises Ltd., a Bermuda company limited by shares (“Purchaser”), on the terms and subject to the conditions set forth in the Offer to Purchase and Consent and Letter of Transmittal, to purchase for cash up to $129,700,000 in aggregate principal amount of Purchaser’s issued and outstanding 3.50% Senior Convertible Notes due 2013 (the “Notes”) at a purchase price equal to $1,000 per $1,000 principal amount of Notes purchased (the “Purchase Price”), that are validly tendered and not validly withdrawn prior to the Expiration Date (the “Tender Offer”). If a Holder (as defined herein) validly tenders its Notes and validly delivers the related consents prior to the Expiration Date and Purchaser accepts such Notes for payment, upon the terms and subject to the conditions of the Offer, Purchaser will also pay to such Holder all accrued and unpaid interest on such Notes, if any, up to, but not including, the Payment Date (as defined herein) (“Accrued Interest”).

Concurrently with this offer to purchase the Notes, Purchaser is soliciting, upon the terms and subject to the conditions set forth in the Offer to Purchase and this Consent and Letter of Transmittal, consents from the registered holders of Notes (the “Consent Solicitation”) to adopt the proposed amendments to the indenture governing the Notes to eliminate specified covenants, to make certain amendments to a specified covenant and to eliminate specified events of default and to modify other related provisions of the indenture (the “Proposed Amendments”).  Purchaser is not offering any separate or additional payment for the consents to the Proposed Amendments.

CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser, holds $49,500,000 in aggregate principal amount of Notes.  The $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V. will not be tendered in the Offer and will be cancelled within three business days following the Payment Date.

In accordance with the indenture governing the Notes, Notes owned by Purchaser or any of Purchaser's affiliates will be disregarded and deemed not to be outstanding for purposes of determining whether the Requisite Consents Condition (as defined in the Offer to Purchase) has been satisfied, which excludes the $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser.  As a result, for these purposes, the aggregate principal amount of Notes outstanding is $129,700,000.

Only Notes with validly delivered related consents, validly tendered and not validly withdrawn prior to 12:00 Midnight, New York City time, on the Expiration Date will be purchased in the Offer.  Purchaser’s obligation to purchase Notes validly tendered and not validly withdrawn in the Offer is subject to the conditions described under Item 10, “Conditions of the Offer” in the Offer to Purchase, including the satisfaction or waiver of (i) the TW Loans Condition (as defined in the Offer to Purchase) and (ii) the Requisite Consents Condition.  Please read Item 10, “Conditions of the Offer” in the Offer to Purchase.  Purchaser expressly reserves the right, in its sole discretion but subject to applicable law, to: (a) waive any and all of the conditions of the Offer prior to the Expiration Date; (b) extend the Expiration Date of the Offer; (c) amend the terms of the Offer; or (d) if the conditions to the Offer are not satisfied, terminate the Offer and not accept for payment any Notes tendered in the Offer.  If any condition to the Offer is not satisfied or waived by Purchaser on or prior to the Expiration Date, Purchaser will not be obligated to accept for purchase or to pay for any Notes with respect to the Offer and any Notes previously tendered in the Offer will be returned to the tendering Holders.

2

Holders may not: (1) tender their Notes without delivering the related consents; or (2) deliver consents without tendering the related Notes.  Notes tendered may be withdrawn and consents may be revoked at any time on or prior to the Expiration Date.  A valid withdrawal of validly tendered Notes will render the corresponding consents invalid.  Consents provided in connection with a tender of Notes cannot be revoked without a valid withdrawal of the related Notes.  Accordingly, a purported revocation of consents provided in connection with a tender of Notes without a concurrent valid withdrawal of the related Notes will not render the tender of Notes or the related consents invalid.

Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

This Consent and Letter of Transmittal may be used by a DTC participant whose name appears on a security position listing as the owner of the Notes (each, a “Holder” and, collectively, the “Holders”) who desires to tender such Notes and deliver the related consents pursuant to the Offer.  Pursuant to authority granted by DTC, if you are a DTC participant who has Notes credited to your DTC account, you may directly tender your Notes in the Offer as though you were a registered holder of the Notes.  DTC participants that wish to accept the Offer may tender their Notes by:  (i) validly transmitting their acceptance to DTC through DTC’s Automated Tender Offer Program (“ATOP”) or (ii) completing, signing and dating this Consent Letter of Transmittal according to the instructions set forth in the Offer Documents, delivering this Consent and Letter of Transmittal, together with any signature guarantees and any other documents required by this Consent and Letter of Transmittal, to the Depositary at its address listed on the back cover of this Consent and Letter of Transmittal, and ensuring that the Depositary receives, prior to 12:00 Midnight, New York City time, on the Expiration Date, a timely confirmation of book-entry transfer of Notes into the Depositary’s account at DTC according to the procedure for book-entry transfer described below.  Tendering Holders that transmit their acceptance through ATOP shall be deemed to have consented to the Proposed Amendments if received prior to the Expiration Date.  If any validly tendered Notes are not purchased because the Offer is not completed, such unpurchased Notes will be returned without cost to the tendering holder promptly after the earlier of the termination or expiration of the Offer by book-entry delivery through DTC to the accounts of the Holders.

Purchaser is not making the Offer to, and will not accept any tendered Notes or any delivery of consents from, Holders in any jurisdiction where it would be illegal to do so.  However, Purchaser may, at its discretion, take any actions necessary for it to make the Offer to Holders in any such jurisdiction.

A beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial owner desires to tender Notes so registered and to deliver the related consents.  See Item 6, “Procedures for Tendering Notes and Delivering Consents” in this Offer to Purchase.  The instructions included with this Consent and Letter of Transmittal must be followed.

Holders who wish to tender their Notes and deliver the related consents using this Consent and Letter of Transmittal must: (i) check one of the two boxes relating to delivery of the Notes; (ii) complete the box entitled “Method of Delivery;” (iii) complete the box below entitled “Description of Notes;” and (iv) sign in the appropriate box below.

3

A SPECIAL COMMITTEE OF PURCHASER’S BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER AND THE RELATED CONSENT SOLICITATION. HOWEVER, NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, J.P. MORGAN SECURITIES LLC, THE DEALER MANAGER FOR THE OFFER (THE “DEALER MANAGER”), GLOBAL BONDHOLDER SERVICE CORPORATION, THE INFORMATION AGENT FOR THE OFFER (THE “INFORMATION AGENT”), GLOBAL BONDHOLDER SERVICE CORPORATION, THE DEPOSITARY FOR THE OFFER (THE “DEPOSITARY”) OR THE BANK OF NEW YORK MELLON (THE “TRUSTEE”), MAKES ANY RECOMMENDATION TO ANY HOLDER WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH HOLDER’S NOTES OR TO DELIVER OR REFRAIN FROM DELIVERING ANY OR ALL OF THE RELATED CONSENTS, AND NONE OF THEM HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION WITH RESPECT TO THE OFFER.  YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF YOUR NOTES AND TO DELIVER OR REFRAIN FROM DELIVERING ANY OR ALL THE RELATED CONSENTS.  IN DOING SO, YOU SHOULD CONSULT YOUR OWN INVESTMENT AND TAX ADVISORS, AND READ CAREFULLY AND EVALUATE THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE THIS CONSENT AND LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE OFFER.  SEE ITEM 1, “PURPOSE OF THE TENDER OFFER AND CONSENT SOLICITATION” IN THE OFFER TO PURCHASE.

A SPECIAL COMMITTEE OF PURCHASER IS NOT PROVIDING FOR PROCEDURES FOR TENDERS OF NOTES TO BE MADE BY GUARANTEED DELIVERY.  ACCORDINGLY, HOLDERS MUST ALLOW SUFFICIENT TIME FOR THE NECESSARY TENDER TO BE COMPLETED DURING THE NORMAL BUSINESS HOURS OF DTC ON OR PRIOR TO THE EXPIRATION DATE.  IF YOU HOLD YOUR NOTES THROUGH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE, YOU SHOULD CONSIDER THAT SUCH ENTITY MAY REQUIRE YOU TO TAKE ACTION WITH RESPECT TO THE OFFER A NUMBER OF DAYS BEFORE THE EXPIRATION DATE IN ORDER FOR SUCH ENTITY TO TENDER NOTES ON YOUR BEHALF ON OR PRIOR TO THE EXPIRATION DATE.  TENDERS NOT COMPLETED PRIOR TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THE EXPIRATION DATE WILL BE DISREGARDED AND OF NO EFFECT.

4

METHOD OF DELIVERY

☐ CHECK HERE IF CERTIFICATES REPRESENTING TENDERED NOTES AND THE RELATED CONSENT ARE ENCLOSED HEREWITH.

☐ CHECK HERE IF TENDERED NOTES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE DEPOSITARY WITH DTC AND COMPLETE THE FOLLOWING:

Name of Tendering Institution: ______________________________

DTC Participant Number: __________________________________

Account Number: ________________________________________

Transaction Code Number: _________________________________

Date Tendered: ___________________________________________

5

List in the box below the Notes to which this Consent and Letter of Transmittal relates.  If the space provided below is inadequate, list the certificate numbers and principal amounts on a separately executed schedule and affix the schedule to this Consent and Letter of Transmittal.   Notes may be tendered and accepted for payment pursuant to the Tender Offer only in principal amounts of $1,000 or an integral multiple thereof.  No alternative, conditional or contingent tenders, and the related consents thereof, will be accepted.  The entire principal amount of Notes delivered to the Depositary will be deemed to have been tendered and consents delivered therefor unless otherwise indicated.  This Consent and Letter of Transmittal need not be completed by Holders tendering Notes by ATOP.

DESCRIPTION OF NOTES
3.50% Senior Convertible Notes due 2013 (CUSIP No. 153443AD8)
Name(s) and Address(es) of Registered Holder(s) (Please fill in blank)	CERTIFICATES ENCLOSED (attach signed list if necessary)
	Certificate Number(s)*	Principal Amount of Notes Represented	Principal Amount of Notes Tendered**

* Need not be completed by Holders tendering by book-entry transfer or in accordance with DTC’s ATOP procedure for transfer (see below).
** Unless otherwise specified, it will be assumed that the entire aggregate principal amount represented by the Notes described above is being tendered.

The names and addresses of the holders should be printed, if not already printed above, exactly as they appear on the certificates representing Notes tendered hereby.  The Notes and the principal amount of Notes represented and that the undersigned wishes to tender should be indicated in the appropriate boxes.  This Consent and Letter of Transmittal is to be used by holders if certificates representing Notes are to be physically delivered to the Depositary herewith by holders.

The undersigned has completed, executed and delivered this Consent and Letter of Transmittal to indicate the action the undersigned desires to take with respect to the Offer.  By the execution hereof, the undersigned acknowledges receipt of the Offer to Purchase.

The instructions included with this Consent and Letter of Transmittal must be followed.  Questions and requests for assistance or for additional copies of the Offer to Purchase and this Consent and Letter of Transmittal must be directed to J.P.  Morgan Securities LLC, the Dealer Manager for the Offer, or Global Bondholder Service Corporation, the Information Agent, in each case at the address and telephone number set forth on the back cover page of this Consent and Letter of Transmittal.  See Instruction 11 below.

6

You must consent to the Proposed Amendments with respect to all Notes tendered.  Completion of this Consent and Letter of Transmittal before the Expiration Date will constitute the tender of all Notes delivered and a consent to the Proposed Amendments with respect to all such Notes.

Unless otherwise specified, it will be assumed that the entire aggregate principal amount represented by the Note described above is being tendered and the related consents thereto are being delivered.  A tendering Holder is required to consent to the Proposed Amendments with respect to all Notes tendered by such Holder.

7

UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM “HOLDER” FOR PURPOSES OF THIS CONSENT AND LETTER OF TRANSMITTAL MEANS ANY PERSON IN WHOSE NAME NOTES ARE REGISTERED OR ANY OTHER PERSON WHO HAS OBTAINED A PROPERLY COMPLETED POWER OF ATTORNEY FROM THE REGISTERED HOLDER OR ANY PERSON WHOSE DEBENTURES ARE HELD OF RECORD BY DTC.

THE COMPLETION, EXECUTION AND DELIVERY OF THIS CONSENT AND LETTER OF TRANSMITTAL IN CONNECTION WITH THE TENDER OF NOTES (INCLUDE BY BOOK-ENTRY TRANSFER) WILL BE DEEMED TO CONSTITUTE THE CONSENT OF SUCH TENDERING HOLDER TO THE PROPOSED AMENDMENTS TO THE APPLICABLE INDENTURE WITH RESPECT TO THE NOTES SO TENDERED

NOTE:  SIGNATURES MUST BE PROVIDED BELOW
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

Upon the terms and subject to the conditions of the Offer, the undersigned hereby tenders to, and delivers related consents thereof to adopt the Proposed Amendments to, Purchaser the principal amount of the series of Notes indicated in the box entitled “Description of Notes” on page 6 hereof.

Subject to, and effective upon, the acceptance for purchase of, and payment for, the principal amount of Notes tendered with this Consent and Letter of Transmittal, the undersigned hereby sells, assigns and transfers to, or upon the order of, Purchaser, all right, title and interest in and to the Notes that are being tendered hereby, waives any and all other rights with respect to such Notes (including without limitation, any existing or past defaults and their consequences in respect of the Notes and the Indenture under which the Notes were issued) and releases and discharges Purchaser and the Trustee from any and all claims such holders may have now, or may have in the future, arising out of, or related to, such Notes, including without limitation, any claims that such holder is entitled to receive additional principal or interest payments with respect to such Notes or to participate in any redemption or defeasance of the Notes.  The undersigned hereby irrevocably constitutes and appoints the Depositary as the true and lawful agent and attorney-in-fact of the undersigned (with full knowledge that the Depositary also acts as the agent of Purchaser) with respect to such Notes, with full power of substitution and resubstitution (such power-of-attorney being deemed to be an irrevocable power coupled with an interest) to: (i) present such Notes and all evidences of transfer and authenticity to, or transfer ownership of, such Notes on the account books maintained by DTC to, or upon the order of, Purchaser; (ii) present such Notes for transfer of ownership on the books of Purchaser; and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Notes, all in accordance with the terms of the Offer.

Upon the terms and subject to the conditions of the Offer to Purchase, the undersigned hereby consents to:

•
the Proposed Amendments to the indenture, dated as of March 10, 2008, under which the Notes were issued (the “Indenture”), as described in the Offer to Purchase and directs the Trustee to enter into the Supplemental Indenture (as defined herein), substantially in the form attached to the Offer to Purchase upon receipt of the certification that the Requisite Consents Condition has been satisfied and receipt of documentation satisfactory to it under the Indenture; and

•	the execution of a supplemental indenture to the Indenture effecting the Proposed Amendments (the “Supplemental Indenture”).

8

The Proposed Amendments constitute a single proposal and a tendering and/or consenting Holder must consent to the Proposed Amendments as an entirety and may not consent selectively with respect to certain Proposed Amendments.  Pursuant to the terms of the indenture governing the Notes, the Proposed Amendments require the consent of the Holders of a majority in aggregate principal amount of Notes then outstanding.  In accordance with the indenture governing the Notes, in determining whether the required aggregate principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by Purchaser or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with Purchaser shall be disregarded and deemed not to be outstanding for purposes of determining whether the Requisite Consents Condition has been satisfied, which excludes the $49,500,000 in aggregate principal amount of Notes held by CME Media Enterprises B.V., a wholly-owned subsidiary of Purchaser.  As a result, for these purposes, the aggregate principal amount of Notes outstanding is $129,700,000.

The undersigned hereby represents and warrants that the undersigned (i) received a copy of the Offer to Purchase and agrees to be bound by all the terms and conditions of the Offer; (ii) has full power and authority to tender, sell, assign and transfer the Notes tendered hereby and to deliver the consents to the Proposed Amendments with respect al all such Notes; (iii) has assigned and transferred the Notes to the Depositary and irrevocably constitute and appoint the Depositary as the undersigned’s true and lawful agent and attorney-in-fact to cause the undersigned’s Notes to be tendered in the Offer, such power of attorney being coupled with an interest, subject only to right of withdrawal as described in the Offer to Purchase; and (iv) that when such Notes are accepted for purchase and payment by Purchaser, Purchaser will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right.  Insofar as the undersigned’s broker, dealer, commercial bank, trust company or other nominee (collectively, “custodian”) delivers, or causes to be delivered, the Notes pursuant to the procedures described in the Offer to Purchase, such custodian represents and warrants, that the undersigned, as owner of the Notes, has represented, warranted and agreed to each of the representations and warranties in the previous sentence.  The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or Purchaser to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered hereby, to perfect the undersigned’s consent to the Proposed Amendments or to complete the execution of the Supplemental Indenture containing such Proposed Amendments.

The undersigned understands that tenders of Notes and delivery of the related consents pursuant to any of the procedures described in the Offer to Purchase and in the instructions hereto and acceptance thereof by Purchaser will constitute a binding agreement between the undersigned and Purchaser, upon the terms and subject to the conditions of the Offer.

For purposes of the Offer, the undersigned understands that Purchaser will be deemed to have accepted for payment validly tendered Notes if, as and when Purchaser gives written notice thereof to the Depositary.

The undersigned understands that Purchaser’s obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the Offer is subject to satisfaction of certain conditions set forth in Item 10, “Conditions of the Offer” in the Offer to Purchase.  Any Notes not accepted for payment will be returned promptly to the undersigned at the address set forth above unless otherwise indicated herein under “Special Delivery Instructions” below.

All authority conferred or agreed to be conferred by this Consent and Letter of Transmittal shall survive the death or incapacity of the undersigned and every obligation of the undersigned under this Consent and Letter of Transmittal shall be binding upon the undersigned’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives.

9

The undersigned agrees and acknowledges that, by the execution and delivery hereof, the undersigned makes and provides its consent, with respect to the principal amount of Notes tendered hereby (or tendered through ATOP), to the Proposed Amendments to the indenture governing the Notes and to the Notes and to the execution and delivery of the Supplemental Indenture.  In so doing, the undersigned recognizes that the Proposed Amendments will eliminate specified covenants, to make certain amendments to a specified covenant and to eliminate specified events of default and to modify other related provisions contained in the indenture governing the Notes and the Notes.  The undersigned understands, acknowledges and agrees that any consent provided hereby shall remain in full force and effect unless and until such consent is validly revoked in accordance with the procedures set forth in the Offer to Purchase.  The undersigned further understands that any tenders of Notes and any related consents will not be revocable and Notes may not be withdrawn after the Expiration Date.  It is anticipated that Purchaser and the trustee will execute the Supplemental Indenture promptly after the Expiration Date.  While the Supplemental Indenture will become effective upon execution, the Proposed Amendments will not become operative unless and until Notes are accepted for payment pursuant to the Tender Offer.

The undersigned understands that the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Depositary, until receipt by the Depositary of this Consent and Letter of Transmittal (or a manually signed facsimile hereof) properly completed and duly executed, together with all accompanying evidences of authority and any other required documents in form satisfactory to Purchaser or receipt of an Agent’s Message.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Notes pursuant to any of the procedures described above and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.  Purchaser reserves the absolute right to reject any or all tenders of any Notes determined by it not to be in proper form or if the acceptance of or payment for such Notes may, based on the advice of Purchaser’s counsel, be unlawful.  Purchaser also reserves the absolute right, in its sole discretion, to waive or amend any condition to the Offer that it is legally permitted to waive or amend and waive any defect or irregularity in any tender with respect to Notes of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders.

Unless otherwise indicated under “Special Payment Instructions” below, please issue a check from the Depositary for the Purchase Price for any Notes tendered hereby that are purchased, and/or return any certificates representing Notes not tendered or not accepted for purchase in the name(s) of the holder(s) appearing under “Description of Notes.” Similarly, unless otherwise indicated under “Special Delivery Instructions,” please mail the check for the Purchase Price and/or return any certificates representing Notes not tendered or not accepted for purchase (and accompanying documents, as appropriate) to the address(es) of the holder(s) appearing under “Description of Notes.” In the event that both the Special Payment Instructions and the Special Delivery Instructions are completed, please issue the check for the Purchase Price and/or return any certificates representing Notes not tendered or not accepted for purchase (and any accompanying documents, as appropriate) to the person or persons so indicated.  In the case of a book-entry delivery of Notes, please credit the account maintained at DTC with any Notes not tendered or not accepted for purchase.  The undersigned recognizes that Purchaser does not have any obligation pursuant to the Special Payment Instructions to transfer any Notes from the name of the holder thereof if Purchaser does not accept for purchase any of the Notes so tendered.

10

PLEASE SIGN HERE

(To Be Completed By All Tendering Holders
Regardless of Whether Notes Are Being Physically Delivered Herewith,
Unless an Agent’s Message Is Delivered In Connection With a
Book-Entry Transfer of Such Notes)

This Consent and Letter of Transmittal must be signed by the registered holder(s) of Notes exactly as their name(s) appear(s) on certificate(s) for Notes or, if tendered by the registered holder(s) of Notes exactly as such participant’s name appears on a security position listing as the owner of Notes, or by person(s) authorized to become registered holder(s) by endorsements and documents transmitted with this Consent and Letter of Transmittal.  If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below under “Capacity” and submit evidence satisfactory to Purchaser of such person’s authority to so act.  See Instruction 5 below.

If the signature appearing below is not of the registered holder(s) of the Notes, then the registered holder(s) must sign a valid proxy.

X

X

(Signature(s) of Holder(s) or Authorized Signatory)
Dated: , 2012.
Name(s):

(Please Print)
Capacity:
Address:

(Including Zip Code)
Area Code and Telephone No.:
Tax Identification or Social Security Number:

PLEASE COMPLETE THE SUBSTITUTE FORM W-9 HEREIN OR APPROPRIATE FORM W-8
SIGNATURE GUARANTEE
(See Instructions 1 and 6 below)

(Name of Medallion Signature Guarantor Guaranteeing Signature)

(Address (including zip code) and Telephone Number (including area code) of Firm)

(Authorized Signature)

(Printed Name)

(Title)
Dated: , 2012.

11

SPECIAL DELIVERY INSTRUCTIONS (See Instructions 1, 4, 5, 6 and 7)

To be completed ONLY if Notes in a principal amount not tendered or not accepted for purchase are to be issued in the name of someone other than the person(s) whose signature(s) appear within this Consent and Letter of Transmittal or sent to an address different from that shown in the box entitled “Description of Notes” within this Consent and Letter of Transmittal.

Name:

(Please Print)
Address:

(Please Print)

(Zip Code)

Taxpayer Identification or Social Security Number (See Substitute Form W-9 herein)

☐ Credit Notes delivered by book-entry transfer and not purchased to the account set forth below:

Account Number

SPECIAL PAYMENT INSTRUCTIONS (See Instructions 1, 4, 5, 6 and 7)

To be completed ONLY if checks are issued payable to someone other than the person(s) whose signature(s) appear (s) within this Consent and Letter of Transmittal or sent to an address different from that shown in the box entitled “Description of Notes” within this Consent and Letter of Transmittal.

Name:

(Please Print)

Address:

(Please Print)

(Zip Code)

Taxpayer Identification or Social Security Number (See Substitute Form W-9 herein)

12

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Offer

1.           Guarantee of Signatures. Signatures on this Consent and Letter of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program (a “Medallion Signature Guarantor”), unless the Notes tendered are tendered and the related consents are delivered: (i) by a registered Holder (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) who has not completed any of the boxes entitled “Special Delivery Instructions” on the Consent and Letter of Transmittal; or (ii) for the account of a member firm of a registered national securities exchange, a member of the  Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an “Eligible Institution”).  If the Notes are registered in the name of a person other than the signer of the Consent and Letter of Transmittal or if Notes not accepted for payment or not tendered are to be returned to a person other than the registered holder, then the signature on this Consent and Letter of Transmittal accompanying the tendered Notes and related consents must be guaranteed by a Medallion Signature Guarantor as described above.  Beneficial owners whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Notes pursuant to the Tender Offer (and thereby deliver consents pursuant to the Consent Solicitation) so registered.  See Item 6, “Procedures for Tendering Notes and Delivering Consents,” in the Offer to Purchase.

 2.          Requirements of Tender.  This Consent and Letter of Transmittal is to be completed by holders of Notes if certificates representing such Notes are to be forwarded herewith, or if delivery of such certificates is to be made by book-entry transfer to the account maintained by DTC, pursuant to the procedures set forth in the Offer to Purchase under Item 6, “Procedures for Tendering Notes and Delivering Consents.” For a holder to validly tender Notes pursuant to the Offer, a properly completed and duly executed Consent and Letter of Transmittal (or a manually signed facsimile thereof), together with any signature guarantees and any other documents required by these Instructions, must be received by the Depositary at its address set forth herein on or prior to the Expiration Date and either (i) certificates representing such Notes must be received by the Depositary at its address or (ii) such Notes must be transferred pursuant to the procedures for book-entry transfer described in the Offer to Purchase under Item 6, “Procedures for Tendering Notes and Delivering Consents” and a Book-Entry Confirmation must be received by the Depositary, in each case, on or prior to the Expiration Date.

The method of delivery of this Consent and Letter of Transmittal, the Notes and all other required documents, including delivery through the DTC and acceptance of Agent’s Message transmitted through ATOP, is at the option and risk of the tendering holder.  If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.  In all cases, sufficient time should be allowed for such documents to reach the Depositary.

The Consent and Letter of Transmittal and Notes must be sent to the Depositary.  The Consent and Letter of Transmittal and Notes sent to Purchaser, the Dealer Manager, the Information Agent or DTC will not be forwarded to the Depositary and will not be deemed validly tendered by the Holder thereof.

Withdrawal of Tenders and Revocation of Consents; Amendment and Extension.  A tender of Notes pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, but no consideration shall be payable in respect of Notes so withdrawn.  Except as otherwise provided in this Letter of Transmittal or in the Offer to Purchase, tenders of Notes pursuant to the Offer are irrevocable. A valid withdrawal of tendered Notes effected on or prior to the Expiration Date will constitute the concurrent valid revocation of such holder’s related consents.  Consents provided in connection with a tender of Notes cannot be revoked without a valid withdrawal of the related Notes.  Accordingly, a purported revocation of such consents without a concurrent valid withdrawal of the related Notes will not render the tender of the Notes or the related consents defective.

13

If, for any reason whatsoever, acceptance for payment of, or payment for, any Notes tendered pursuant to the Offer is delayed (whether before or after Purchaser’s acceptance for payment of Notes) or Purchaser is unable to accept for payment or pay for the Notes tendered pursuant to the Offer, Purchaser may (without prejudice to its rights set forth herein) instruct the Depositary to retain tendered Notes, and such Notes may not be withdrawn (subject to Rule 14e-1(c) under the Exchange Act, which requires that the offeror pay the consideration or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer).

For a withdrawal of Notes tendered pursuant to the Offer to be effective, a written or facsimile transmission notice of withdrawal or revocation must be received by the Depositary prior to the Expiration Date at its address set forth on the back cover of this Offer to Purchase or by a properly transmitted “Request Message” through ATOP.  Any such notice of withdrawal must:

•
specify the name of the person who tendered the Notes to be withdrawn and the name of the DTC participant whose name appears on the security position listing as the owner of such Notes, if different from that of the person who deposited the Notes;

•
contain the aggregate principal amount of Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Notes (unless such Notes were tendered by book-entry transfer) and the aggregate principal amount represented by such Notes and the number of the account at DTC to be credited with the withdrawn Notes;

•
unless transmitted through ATOP, be signed by the holder thereof in the same manner as the original signature on the Consent and Letter of Transmittal, including any required signature guarantee(s); and

•
if the Consent and Letter of Transmittal was executed by a person other than the DTC participant whose name appears on a security position listing as the owner of the Notes, be accompanied by a properly completed irrevocable proxy that authorized such person to effect such withdrawal on behalf of such holder.

Any permitted withdrawal of tendered Notes may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered and will constitute the concurrent valid revocation of such Holder’s consents; provided, however, that properly withdrawn Notes may be re-tendered and the related consents re-delivered, by again following one of the appropriate procedures described in Item 6, “Procedures for Tendering Notes and Delivering Consents,” at any time on or prior to the Expiration Date.

If you tendered your Notes through a broker, dealer, commercial bank, trust company or other nominee and wish to withdraw your Notes, you will need to make arrangements for withdrawal with your nominee.  Your ability to withdraw the tender of your Notes will depend upon the terms of the arrangements you have made with your nominee and, if your nominee is not the DTC participant tendering those Notes, the arrangements between your nominee and such DTC participant, including any arrangements involving intermediaries between your nominee and such DTC participant.

14

Any Notes that have been tendered pursuant to the Offer but that are not purchased will be returned to the holder thereof without cost to such holder as soon as practicable following the earlier to occur of the Expiration Date or the date on which the Offer is terminated without any Notes being purchased thereunder.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal of Tendered Notes and revocation of the related consents will be determined by Purchaser, in Purchaser’s sole discretion (whose determination shall be final and binding).  None of Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal and/or revocation, or incur any liability for failure to give any such notification.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional materials relating to the Offer and extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act.  In addition, Purchaser may, if it deems appropriate, extend the Offer for any other reason. In addition, if the consideration to be paid in the Offer is increased or decreased or the principal amount of Notes subject to the Offer is increased or decreased, the Offer will remain open at least 10 business days from the date Purchaser first gives notice of such increase or decrease to holders of Notes subject to the Offer, by press release or otherwise.

3.           Partial Tenders.  Notes may be tendered and accepted for payment pursuant to the Tender Offer only in principal amounts of $1,000 or an integral multiple thereof.  If less than the entire principal amount of any Notes evidenced by a submitted certificate is tendered and for which the related consents are delivered, the tendering holder must fill in the “Principal Amount of Notes Tendered” column in the box entitled “Description of Notes” herein.  The entire principal amount represented by the certificates for all Notes delivered to the Depositary will be deemed to have been tendered and the related consents delivered therefor unless otherwise indicated.  If the entire principal amount of all Notes is not tendered or not accepted for purchase, certificates for the principal amount of Notes not tendered or not accepted for purchase will be sent (or, if tendered by book-entry transfer, returned by credit to the account at DTC designated herein) to the Holder unless otherwise provided in the appropriate box in this Consent and Letter of Transmittal (see Instruction 5 in the Consent and Letter of Transmittal) promptly after the Notes are accepted for purchase.

4.           Signatures on this Consent and Letter of Transmittal, Bond Powers and Endorsement; Guarantee of Signatures.  If this Consent and Letter of Transmittal is signed by the registered holder(s) of the Notes tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever.  If this Consent and Letter of Transmittal is signed by a participant in DTC whose name is shown as the owner of the Notes tendered hereby, the signature must correspond with the name shown on the security position listing the owner of the Notes.

IF THIS CONSENT AND LETTER OF TRANSMITTAL IS EXECUTED BY A HOLDER OF NOTES WHO IS NOT THE REGISTERED HOLDER, THEN THE REGISTERED HOLDER MUST SIGN A VALID PROXY, WITH THE SIGNATURE OF SUCH REGISTERED HOLDER GUARANTEED BY A MEDALLION SIGNATURE GUARANTOR, UNLESS THE SIGNATURE IS THAT OF AN ELIGIBLE INSTITUTION.

If any of the Notes tendered hereby are owned of record by two or more joint owners, all such owners must sign the Consent and Letter of Transmittal.  If any tendered Notes are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate copies of this Consent and Letter of Transmittal and any necessary accompanying documents as there are different names in which certificates are held.

15

If this Consent and Letter of Transmittal is signed by the registered holder, the certificates for any principal amount of Notes not tendered or accepted for purchase are to be issued (or if any principal amount of Notes that is not tendered or not accepted for purchase is to be reissued or returned) to or, if tendered by book-entry transfer, credited to the account at DTC of the registered holder, and checks constituting payments for Notes to be purchased in connection with the Offer are to be issued to the order of the registered holder, then the registered holder need not endorse any certificates for tendered Notes, nor provide a separate bond power.  In any other case (including if this Consent and Letter of Transmittal is not signed by the registered holder), the registered holder must either properly endorse the certificates for Notes tendered or transmit a separate properly completed bond power with this Consent and Letter of Transmittal (in either case, executed exactly as the name(s) of the registered holder(s) appear(s) on such Notes, and, with respect to a participant in DTC whose name appears on a security position listing as the owner of Notes, exactly as the name(s) of the participant(s) appear(s) on such security position listing), with the signature on the endorsement or bond power guaranteed by a Medallion Signature Guarantor, unless such certificates or bond powers are executed by an Eligible Institution.  See Instruction 1 above.

If this Consent and Letter of Transmittal or any certificates of Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing.  The proper evidence satisfactory to Purchaser of their authority to so act must be submitted with this Consent and Letter of Transmittal.

When this Consent and Letter of Transmittal is signed by the registered holder(s) of the Notes listed and transmitted hereby, no endorsements of Notes or separate instruments of transfer are required unless payment is to be made, or Notes not tendered or purchased are to be issued, to a person other than the registered holder(s), in which case the signatures on such Notes or instruments of transfer must be guaranteed by a Medallion Signature Guarantor.

Endorsements on certificates for Notes, signatures on bond powers and proxies provided in accordance with this Instruction 5 by registered holders not executing this Consent and Letter of Transmittal must be guaranteed by a Medallion Signature Guarantor.  See Instruction 1 above.

5.             Special Payment and Special Delivery Instructions.  Tendering Holders should indicate in the applicable box or boxes the name and address to which Notes for principal amounts not tendered or not accepted for purchase or checks constituting payments for Notes to be purchased in connection with the Offer are to be issued or sent, if different from the name and address of the registered holder signing this Consent and Letter of Transmittal.  In the case of issuance in a different name, the taxpayer identification or social security number of the person named must also be indicated.  If no instructions are given, Notes not tendered or not accepted for purchase will be returned to the registered holder of the Notes tendered.  For holders of Notes tendering by book-entry transfer, Notes not tendered or not accepted for purchase will be returned by crediting the account at DTC designated above.

6.             Transfer Taxes.  Purchaser will pay all transfer taxes applicable to the purchase and transfer of Notes pursuant to the Offer, except in the case of deliveries of certificates for Notes for principal amounts not tendered or not accepted for payment that are registered or issued in the name of any person other than the registered holder of Notes tendered hereby.

16

7.             Irregularities.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Notes pursuant to any of the procedures described above will be determined by Purchaser in Purchaser’s sole discretion (whose determination shall be final and binding).  Purchaser reserves the right to reject any or all tenders of any Notes determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Notes may, in the opinion of Purchaser’s counsel, be unlawful.  Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or to waive any defect or irregularity in any tender with respect to Notes of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders.  Purchaser’s interpretation of the terms and conditions of the Offer (including the Consent and Letter of Transmittal and the Instructions thereto) will be final and binding.  Neither Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.  If Purchaser waives its right to reject a defective tender of Notes, the holder will be entitled to the Purchase Price.

8.             Waiver of Conditions.  Purchaser expressly reserves the right, in its sole discretion, to amend or waive any or all of the conditions to the Offer on or prior to the Expiration Date.

9.             Mutilated, Lost, Stolen, or Destroyed Certificates for Notes.  If a holder desires to tender Notes, but the certificates for Notes have been mutilated, lost, stolen or destroyed, such holder should contact the Depositary, to receive information about the procedures for obtaining replacement certificates for Notes.

10.           Requests for Assistance or Additional Copies.  Questions relating to the procedure for tendering Notes and delivering the related consents and requests for assistance or additional copies of the Offer to Purchase and this Consent and Letter of Transmittal may be directed to, and additional information about the Offer may be obtained from, either the Dealer Manager or the Information Agent, whose address and telephone number appear on the last page hereto.

11.           Important Tax Information.  Each tendering Holder is required to provide the Depositary with the Holder’s correct taxpayer identification number (“TIN”), generally the holder’s social security or federal employer identification number, on the Substitute Form W-9 (the “Form”), which is provided under “Important Tax Information” below or, alternatively, to establish another basis for exemption from backup withholding.  Generally, a Holder’s TIN will be such Holder’s social security or federal employer identification number.  A Holder must cross out item (2) under Part 2 of the Form if such Holder is subject to backup withholding.  The box under Part 3 of the Form should be checked if the tendering Holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future.  If the box under Part 3 of the Form is checked and the Depositary is not provided with a TIN, the Depositary will withhold the applicable backup withholding amount from all such payments with respect to the Notes to be purchased until a TIN is provided to the Depositary.  If the Holder furnishes the Depositary with its TIN within 60 days after the date of the Form, the amounts retained during the 60-day period will be remitted to the Holder.  If, however, the Depositary does not receive a TIN within 60 days of the Depositary’s receipt of the Form, the withheld amount will be remitted to the Internal Revenue Service (“IRS”).  Exempt Holders that are United States persons should furnish their TIN, write “Exempt” on the face of the Form, and sign, date and return the Form to the Depositary.

See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for further detailed instructions and information.

A Holder that is a foreign person, including a foreign entity, generally is exempt from backup withholding.  In order to establish an exemption, a Holder that is a foreign person must submit to the Depositary an appropriate, properly completed IRS Form W-8 signed under penalties of perjury, certifying to that Holder’s foreign status.  An appropriate IRS Form W-8 can be obtained from the Information Agent or directly from the IRS at its Internet site at http://www.irs.gov.

17

If backup withholding applies, the Depositary is required to withhold the applicable backup withholding amount from any payments made by Purchaser to the Holder or other payee.  Backup withholding is not an additional U.S. federal income tax.  Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld.  If withholding results in an overpayment of U.S. federal income tax, a refund may be obtained from the IRS, provided the required information is timely furnished to the IRS.

Failure to provide the Depositary with a Holder’s correct TIN may subject the tendering Holder to a $50 fine imposed by the IRS, and payments made with respect to such Holder’s Notes purchased pursuant to the Offer may be subject to applicable federal income tax backup withholding.  Failure to comply truthfully with the backup withholding requirements may result in the imposition of criminal and/or civil fines and penalties.

IMPORTANT:  THIS CONSENT AND LETTER OF TRANSMITTAL (OR, FOR ELIGIBLE INSTITUTIONS, A MANUALLY SIGNED FACSIMILE OF THIS CONSENT AND LETTER OF TRANSMITTAL), TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES, OTHER REQUIRED DOCUMENTS AND CERTIFICATES FOR TENDERED NOTES, MUST BE RECEIVED BY THE DEPOSITARY ON OR PRIOR TO THE EXPIRATION DATE.

18

SUBSTITUTE FORM W-9

(See Instruction 11 and Guidelines for Certification of Taxpayer Identification Number on
Substitute Form W-9)

Payer’s Name: U.S. Bank National Association
SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service Payor’s Request for Taxpayer Identification Number
Part I — Taxpayer Identification Number — For all accounts, enter taxpayer identification number in the box at right.  (For most individuals, this is your social security number.  If you do not have a number, see
Obtaining a Number in the enclosed Guidelines.)  Certify by signing and dating below.
Note:  If the account is in more than one name, see chart in the enclosed Guidelines to determine which number to give the payer.
________________________ Social Security Number OR Employer Identification Number ________________________ (If awaiting Taxpayer Identification Number, write (“AppliedFor”))
Part II — For Payees exempt from backup withholding, see the enclosed Guidelines and complete as instructed therein.
Check appropriate box: ☐ Individual ☐ Corporation ☐ Partnership ☐ Other (specify) __________
Name
Address
City, state and Zip Code
Part III — Certification — Under penalties of perjury, I certify that:
(1)   The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and
(2)   I am not subject to backup withholding either because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.
(3)   I am a U.S. citizen or other U.S. person.
Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting of interest or dividends on your tax return.
However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you were no longer subject to backup withholding, do not cross out item (2).  (Also see instructions in the enclosed Guidelines.)

Signature	Date

19

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
“APPLIED FOR” IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either
(a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future.  I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all reportable payments made to me thereafter will be subject to a 28% backup withholding tax until I provide a properly certified taxpayer identification number.

Signature	Date
NOTE:  FAILURE TO COMPLETE AND RETURN THE SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU.  PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

20

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER OF SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer.  — Social Security numbers have nine digits separated by two hyphens:  i.e.  000-00-0000.  Employer identification numbers have nine digits separated by only one hyphen:  i.e.  00-0000000.  The table below will help determine the number to give the payer.

For this type of account:	Give the SOCIAL SECURITY number of ---	For this type of account	Give the EMPLOYER IDENTIFICATION number of --

1. An individual’s account	The individual	6. Disregarded entity not owned by an individual	The owner
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)	7. A valid trust, estate, or pension trust	The legal entity (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.) (4)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)

4. (a) The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee (1)	8. Corporation or LLC electing corporate status	The corporation or the LLC

4. (b) So-called trust account that is not a legal or valid trust under State law	The owner (3)	9. Partnership or multi-member LLC treated as a partnership	The partnership or the LLC

5. Sole proprietorship or disregarded entity owned by an individual	The owner	10. Association, club, religious, charitable, or other tax-exempt organization	The organization
		11. A broker or registered nominee	The broker or nominee

		12. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or prison) that receives an agricultural program payment	The public entity

(1)	List and circle the name of the person whose number you furnish. If only one person on a joint account has a number, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	Show the name of the owner. The name of the business or the “doing business as”name may also be entered. Either the social security number or the employer identification number may be used.
(4)	List and circle the name of the legal trust, estate, or pension trust.

NOTE:If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

21

 GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER OF SUBSTITUTE FORM W-9
(continued)

Obtaining a Number

If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.  If you are a resident alien and do not have and are not eligible to get a social security number, your taxpayer identification number is your Internal Revenue Service individual taxpayer identification number.  If you do not have an individual taxpayer identification number, use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for one.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding on ALL dividend and interest payments and on broker transactions include the following:

•	A corporation.

•	A financial institution.

•	An organization exempt from tax under Section 501(a), or an individual retirement plan, or a custodial account under Section 403(b)(7) that meets the requirements of Section 401(f)(2).

•	The United States or any agency or instrumentality thereof.

•	A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

•	A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

•	An international organization or any agency, or instrumentality thereof.

•	A dealer in securities or commodities registered in the U.S. or in a possession of the U.S.

•	A real estate investment trust.

•	A common trust fund operated by a bank under Section 584(a).

•	An entity registered at all times under the Investment Company Act of 1940, as amended.

•	A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

•	Payments to nonresident aliens subject to withholding under Section 1441.

22

•	Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.

•	Payments of patronage dividends where the amount received is not paid in money.

•	Payments made by certain foreign organizations.

•	Section 404(k) distributions made by an employee stock ownership plan.

Payments of interest not generally subject to backup withholding include the following:

•	Payments of interest on obligations issued by individuals.

Note : You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer’s trade or business and you have not provided your correct taxpayer identification number to the payer.

•	Payments described in Section 6049(b)(5) to nonresident aliens.

•	Payments on tax-free covenant bonds under Section 1451.

•	Payments made by certain foreign organizations.

•	Payments made to a nominee.

EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE THE SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING.  COMPLETE THE SUBSTITUTE FORM W-9 AS FOLLOWS:  ENTER YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” ON THE FACE OF THE FORM, SIGN, DATE AND RETURN THE FORM TO THE DEPOSITARY.

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding.  For details, see the regulations under Sections 6041, 6041A(a), 6042, 6044, 6045, 6049, and 6050A and 6050N and the regulations thereunder.

Privacy Act Notice — Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return.  The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws.  The IRS may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.  Payers must be given the numbers whether or not recipients are required to file tax returns.  Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer.  Certain penalties may also apply.

Penalties

(1)
Penalty for Failure to Furnish Taxpayer Identification Number.  If you fail to furnish your taxpayer identification number to a payor, you are subject to a penalty of $50 for each such failure unless your failure is due to a reasonable cause and not to willful neglect.

23

(2)
Civil Penalty for False Information With Respect to Withholding.  If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)	Criminal Penalty for Falsifying Information. Willfully falsifying certificates or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4)	Misuse of Taxpayer Identification Numbers. If a requestor discloses or uses taxpayer identification numbers in violation of Federal law, it may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

Any questions or requests for assistance or additional copies of this Offer to Purchase or the Consent and Letter of Transmittal may be directed to the Information Agent at the telephone numbers and location listed below.  You may also contact your broker, dealer, commercial bank or trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Global Bondholder Services Corporation

By facsimile:
(For Eligible Institutions only):
(212) 430-3775/3779

Confirmation:
 (212) 430-3774

The Dealer Manager for the Offer is:

J.P.  Morgan Securities LLC

383 Madison Avenue, 4th Floor
New York, New York 10179
Attention: Syndicate Desk
Telephone: (800) 261-5767 (toll free)

24

Exhibit (a)(5)

CENTRAL EUROPEAN MEDIA ENTERPRISES ANNOUNCES
A  TENDER OFFER AND RELATED SOLICITATION OF CONSENTS FOR ITS 3.50%
SENIOR CONVERTIBLE NOTES DUE 2013

Hamilton, Bermuda – April 30, 2012 - Central European Media Enterprises Ltd. (“CME”) (Nasdaq/Prague Stock Exchange: CETV) announced today that it has commenced a tender offer (the “Offer”) for $129,700,000 of its outstanding 3.50% Senior Convertible Notes due 2013  (CUSIP No. 153443AD8) (the “Notes”) and a solicitation of consents to proposed amendments to the provisions of the indenture governing the Notes (the “Proposed Amendments”).

The Offer is being made upon the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated April 30, 2012 (the “Offer to Purchase”) and the related Consent and Letter of Transmittal.  The Offer will expire at 12:00 Midnight, New York City time, on May 25, 2012, unless extended by the Company in its sole discretion (the “Expiration Time”).

Upon the terms and subject to the conditions set forth in the Offer to Purchase,  CME is offering to pay, in cash, $1,000 for each $1,000 principal amount of Notes that are validly tendered and not validly withdrawn prior to the Expiration Time. In addition, CME will pay accrued and unpaid interest on Notes that are accepted for purchase in the Offer up to, but excluding, the settlement date of the Offer, which is expected to occur promptly following the Expiration Time.

Concurrently with the Offer, CME is soliciting consents from the holders of Notes (the “Consent Solicitation”) to adopt the Proposed Amendments to the indenture governing the Notes to eliminate specified covenants, to make certain amendments to a specified covenant and to eliminate specified events of default and to modify other related provisions of the indenture, each as described in the Offer to Purchase.  CME is not offering any separate or additional payment for the consents to the Proposed Amendments.  Adoption of the Proposed Amendments requires the consent of the holders of a majority of the outstanding principal amount of the Notes (the “Requisite Consents”).  Each holder tendering Notes will also be deemed to have consented to the Proposed Amendments.  Holders of Notes may not deliver consents without also tendering their Notes.  If the Company receives the Requisite Consents, it will execute a supplemental indenture that will become effective upon execution by the parties thereto, but will provide that the Proposed Amendments will not become operative until the Company purchases in the Offer more than a majority in principal amount of the outstanding Notes.

The Offer is subject to the satisfaction of certain conditions including (i) the compliance with or satisfaction of the conditions to drawing up to $300.0 million contained in the Term Loan Facilities Credit Agreement dated April 30, 2012 among CME as Borrower, the lenders party thereto from time to time and Time Warner Inc. as Administrative Agent (the “TW Credit Facility”), which includes that the Company has accepted validly tendered Notes for purchase according to the terms of the Offer; (ii) receipt of the Requisite Consents with Notes that are validly tendered and not validly withdrawn to the Proposed Amendments from holders of Notes entitled to provide such consents on or prior to the Expiration Time and (iii) and  certain other customary conditions.

The complete terms and conditions of the Offer are described in the Offer to Purchase, copies of which may be obtained from Global Bondholder Services Corporation, the Depositary and Information Agent for the Offer, at Global Bondholder Services Corporation, 65 Broadway – Suite 404, New York, New York 10006, Telephone: +1 (866) 612-1500 or +1 (212) 430-3774.

The Company has engaged J.P. Morgan to act as the Dealer Manager in connection with the Offers.  Questions regarding the terms of the Offers and related solicitation of consents may be directed to:  J.P.  Morgan Securities LLC, 383 Madison Avenue, 4th Floor, New York, New York 10179, Attention: Syndicate Desk, Telephone: +1 (800) 261-5767 (toll free).

Concurrently with the announcement of the Offer, the Company announced a tender offer (the “Euro Offer”) for up to the Euro equivalent of $170.0 million aggregate principal amount of its outstanding Floating Rate Senior Notes due 2014 (the “2014 Notes”) and 11.625% Senior Notes due 2016 (the “2016 Notes”).  Payment for the 2014 Notes and the 2016 Notes, to the extent that tenders for either series of notes are accepted by the Company, will be made through either Clearstream Banking, société anonyme, or Euroclear Bank S.A./N.V.  The tender offers for the 2014 Notes and the 2016 Notes are not being made to any person located or resident in the United States, its territories and possessions, any state of the United States or the District of Columbia.  The Euro Offers are expected to have the same expiration time and settlement dates as the Offer.  None of the Offer, the offer for 2014 Notes or the offer for 2016 Notes is conditioned on the commencement or the completion of the other offers.

CME is a media and entertainment company operating leading businesses in six Central and Eastern European markets with an aggregate population of approximately 50 million people.  CME’s broadcast operations are located in Bulgaria (bTV, bTV Cinema, bTV Comedy, bTV Action, bTV Lady and Ring.bg), Croatia (Nova TV, Doma and Nova World), the Czech Republic (TV Nova, Nova Cinema, Nova Sport and MTV Czech), Romania (PRO TV, PRO TV International, Acasa, Acasa Gold, PRO Cinema, Sport.ro, MTV Romania and PRO TV Chisinau Moldova), the Slovak Republic (TV Markíza and Doma) and Slovenia (POP TV, Kanal A and the POP NON STOP subscription package). CME’s broadcast operations are supported by its content and distribution division, Media Pro Entertainment, as well as its New Media division, which operates Voyo, the pan-regional video-on-demand service. CME is traded on the NASDAQ and the Prague Stock Exchange under the ticker symbol “CETV”.

For additional information, please contact:

Romana Wyllie
Vice President Corporate Communications
Central European Media Enterprises
+420242465525
romana.wyllie@cme-net.com